  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 1998

                                                REGISTRATION NO. 333-42387
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                              ON FORM S-1 TO

                                FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

          (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    5182                      54-1865271
     (STATE OR OTHER
     JURISDICTION OF
     INCORPORATION OR
      ORGANIZATION)
           (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)
                                                            (I.R.S. EMPLOYER
                                                             IDENTIFICATION
                                ---------------                 NUMBER)
                         211 NORTH UNION STREET, #100
                          ALEXANDRIA, VIRGINIA 22314
                                (703) 838-5568

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                               WILLIAM V. CAREY
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION
                         211 NORTH UNION STREET, #100
                          ALEXANDRIA, VIRGINIA 22314
                                (703) 838-5568

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                          OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
        STEVEN E. BALLEW, ESQ.                  MALCOLM I. ROSS, ESQ.
     JOSEPH G. CONNOLLY, JR., ESQ.
                                            MICHAEL S. NOVINS, ESQ.
        HOGAN & HARTSON L.L.P.                    BAKER & MCKENZIE
      555 THIRTEENTH STREET, N.W.                 805 THIRD AVENUE
        WASHINGTON, D.C. 20004                NEW YORK, NEW YORK 10022
          TEL: (202) 637-5600                    TEL: (212) 751-5700
          FAX: (202) 637-5910                    FAX: (212) 759-9133
                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                                ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]l
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                          PROPOSED
                                             PROPOSED      MAXIMUM
                                             MAXIMUM      AGGREGATE
  TITLE OF EACH CLASS OF     AMOUNT TO BE OFFERING PRICE  OFFERING      AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED   PER SHARE(1)   PRICE(1)   REGISTRATION FEE
-------------------------------------------------------------------------------------
 Common Stock(2)...........   2,875,000       $9.00      $25,875,000    $7,633.13
-------------------------------------------------------------------------------------
 Warrants(3)...............     250,000        .001              250          .08
-------------------------------------------------------------------------------------
 Common Stock(4)                250,000       10.80        2,700,000       796.50
-------------------------------------------------------------------------------------
  Total....................                              $28,572,250    $8,429.71(5)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee.

(2) Includes 375,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(3) To be issued to the Representatives.

(4) Issuable upon exercise of the warrants to be issued to the Representatives.

(5) Of which $7,352.24 was previously paid.

  Pursuant to Rule 416 under the Securities Act of 1933, as amended, there are also being registered such additional shares as may become issuable pursuant to the terms of the warrants.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION--DATED APRIL 17, 1998

PROSPECTUS

                             2,500,000 SHARES


                                      LOGO

                 CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                               COMMON STOCK

                                  -----------

  All of the 2,500,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby are being sold by Central European Distribution Corporation, a Delaware corporation ("CEDC" or the "Company").

  Prior to this Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price of the Common Stock will be between $8.00 and $9.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market System ("Nasdaq NMS") under the symbol "CEDC."

                                  -----------

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED   UPON   THE   ACCURACY   OR  ADEQUACY   OF   THIS   PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       UNDERWRITING
                                                      DISCOUNTS AND  PROCEEDS TO
                                      PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share...........................        $              $            $
--------------------------------------------------------------------------------
Total(3)............................       $              $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Excludes additional compensation to be received by the representatives of the Underwriters (the "Representatives") in the form of (a) a non-
    accountable expense allowance of $     and (b) warrants (the
    "Representatives' Warrants") to purchase up to 250,000 shares of Common Stock. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated
    at $     , including the Representatives' non-accountable expense
    allowance.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock on the same terms and conditions as the shares of Common Stock offered hereby solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $     , $      and $     , respectively. See
    "Underwriting."

  The shares of Common Stock offered hereby are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Brean Murray & Co., Inc.,
New York, New York, on or about     , 1998.

                                  -----------

BREAN MURRAY & CO., INC.                                FINE EQUITIES, INC.

                                  -----------

                The date of this Prospectus is       , 1998

     [GRAPHIC DEPICTING BRANDS OF BEVERAGES DISTRIBUTED BY THE COMPANY.]



  The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. All brand names or trademarks appearing in this Prospectus are the property of their respective holders.


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING, SYNDICATE SHORT COVERING AND PENALTY BID TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ NMS IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURI-TIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IM-PLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
The Reorganization.......................................................  13
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Dilution.................................................................  15
Exchange Rate Data.......................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  23
Regulation...............................................................  31
Management...............................................................  34
Certain Transactions.....................................................  40
Principal Stockholders...................................................  41
Description of Capital Stock.............................................  42
Shares Eligible for Future Sale..........................................  46
Underwriting.............................................................  47
Legal Matters............................................................  50
Experts..................................................................  50
Enforceability of Certain Civil Liabilities..............................  50
Available Information....................................................  50
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DE-LIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

  The following summary is qualified by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should carefully consider the factors set forth herein under the caption "Risk Factors" and are urged to read this Prospectus in its entirety. Except as otherwise noted, all information in this Prospectus (i) reflects the completion of a reorganization (as defined in "The Reorganization") as of November 28, 1997 whereby Central European Distribution Corporation ("CEDC" or the "Company") became the parent holding company of Carey Agri International Poland Sp. z o.o. ("Carey Agri") and (ii) assumes no exercise of the Underwriters' over-allotment option, the Representatives' Warrants or options granted under the Company's 1997 Stock Incentive Plan. As used in this Prospectus, unless the context otherwise requires, references to the "Company" means CEDC and its wholly owned subsidiary, Carey Agri. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") in U.S. Dollars. For the convenience of the reader, amounts in this Prospectus are expressed principally in U.S. Dollars.

                                  THE COMPANY

  The Company, formed in 1990, is a leading importer and distributor of alcoholic beverages in Poland. The Company operates the largest nationwide next-day alcoholic beverage delivery service in Poland through its eight regional branch offices located in Poland's principal cities, including Warsaw, Krakow, Gdansk and Katowice. The Company currently distributes approximately 300 products in three categories: beer, spirits and wine. The Company imports and distributes eight international beers, including Guinness, Corona, Miller and Foster's. The Company currently distributes approximately 250 spirit products, including leading international brands of scotch, single malt and other whiskeys, rum, bourbon, vodkas, tequila, gins, brandy, cognacs, vermouths and specialty spirits, such as Jim Beam, Johnnie Walker, Ballantines, Smirnoff, Absolut, Finlandia, Bacardi, Gordon's London Dry and Tanqueray. In addition, the Company imports and distributes 45 wine products, including Sutter Home, Romanian Classics, Cinzano Asti, Martini Asti and Moet & Chandon. In addition to its distribution agreements with various alcoholic beverage suppliers, the Company is currently the only holder of the license needed to import cigars into Poland. The Company's net sales for 1997 were $40.2 million, as compared to $23.9 million for 1996, representing an increase of 68%.

  The Company distributes its products throughout Poland to approximately 3,000 outlets, including off-trade establishments, such as small businesses and multi-store retail outlets where alcoholic beverages are not consumed on premises, and on-trade locations, such as bars, nightclubs, hotels and restaurants, where such products are consumed on premises. The Company believes that it will be able to utilize its distribution network to distribute additional complementary consumer products throughout Poland.

  The principal components of the Company's business strategy are as follows:

  EXPAND DISTRIBUTION CAPACITY. The Company plans to increase its distribution capacity by expanding the number of its branch offices in Poland through the acquisition of existing wholesalers, particularly in areas where the Company does not distribute directly. Cities currently under consideration are Lublin (June 30, 1997 population--approximately 356,000), Lodz (June 30, 1997 population--approximately 815,000) and Bialystok (June 30, 1997 population-- approximately 281,000).

  The Company will seek to acquire successful wholesalers which are primarily involved in the vodka distribution business and are among the leading wholesalers in their region. The Company would then add its higher margin imported brands to complement and enhance the existing product portfolio. While the Company has identified potential wholesalers and has conducted exploratory talks about such acquisitions, it has not reached any definitive agreements regarding the terms and conditions of any such acquisition, including the purchase price to be paid to the sellers, and such acquisitions may not be available to the Company on acceptable terms, if at all. In such case, the Company would seek to enter these markets with its own branch offices.

  INCREASE PRODUCT OFFERINGS. The Company plans to expand its strategic product offerings in Poland through the acquisition of a high quality wine importer which offers a wide selection of specialty wines and by entering into new supplier agreements to import additional products. The Company is in exploratory talks with such a wine importer, but no definitive agreement has been reached. The Company began importing Bulgarian red and white varietal wines in October 1997. The Company is also in exploratory talks with spirit producers to import additional spirit brands.

  ENTER RETAIL MARKET. The Company has implemented its retail business strategy in Warsaw, where one location has been leased, remodeled and opened for business in February 1998. The Company believes that specialty retail sales of alcoholic beverages in Poland have yet to be developed. Currently, alcoholic beverages are sold in Poland through grocery stores, supermarkets, small shops and gas stations. These retail outlets sell, in general, fast moving items, primarily domestic beer and vodka, as well as a small number of the more popular imported products, which are brands often imported by the Company. There are few stores that specialize in alcoholic beverages in Warsaw, a metropolitan area with a population of approximately 2.4 million.

  The Company also believes that high quality alcohol retail outlets will create an additional demand for its current product portfolio, enhancing sales of products distributed, as well as provide a point of sale marketing opportunity for the Company's brands. The retail stores will stock additional products not currently distributed by the Company to complement the stores' appeal, such as cigars and other items associated with an alcohol retail outlet. The Company also intends to utilize the retail outlets as a training tool for its salesmen for product merchandising and promotions. In addition, the retail establishments will allow the Company's on-trade customers to have a supply point for immediate purchase at night and on Sundays when the Company's delivery system does not operate.

  CEDC was incorporated in Delaware in September 1997 to facilitate this Offering. Its executive offices are located at 211 North Union Street, #100, Alexandria, Virginia 22314 and its telephone number is (703) 838-5568. The executive offices of Carey Agri are located at ul. Lubelska 13, 03-802 Warsaw, Poland and its telephone number is 48-22-618-0577.

                                  THE OFFERING

Common Stock to be Offered by the Company...  2,500,000 shares

Common Stock to be Outstanding After the
Offering (1)................................  4,280,000 shares

Use of Proceeds.............................  The Company intends to use the net proceeds from this Offering
                                              to (i) construct an office and
                                              warehouse facility; (ii) purchase
                                              equipment; (iii) retire bank
                                              financing; and (iv) for working
                                              capital and general corporate
                                              purposes. See "Use of Proceeds."

Proposed Nasdaq NMS Symbol.............      CEDC

--------


(1) Does not include: (i) 375,000 shares of Common Stock issuable by the Company upon exercise of the Underwriters' over-allotment option; (ii) 250,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants; and (iii) 750,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Incentive Plan (the "Plan"), of which options for 82,500 shares have been granted. See "Management--Executive Compensation" and "Underwriting."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary consolidated financial data of the Company as of and for each of the five fiscal years in the period ended December 31, 1997. The income statement data for the years ended December 31, 1995, 1996 and 1997 and the historical balance sheet data as of December 31, 1997 have been derived from the Company's consolidated financial statements, which were audited by Ernst & Young Audit Sp. z o.o., independent auditors. The income statement data for the years ended December 31, 1993 and 1994 are unaudited, but include, in the opinion of management, all adjustments considered necessary for a fair presentation of such data. The "as adjusted" balance sheet data as of December 31, 1997 is as described in note (2) below. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                           YEAR ENDED DECEMBER 31,
                              -------------------------------------------------
                                 1993        1994       1995     1996    1997
                              ----------- ----------- -------- -------- -------
                              (UNAUDITED) (UNAUDITED)
                                (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Net sales....................   $ 4,313     $ 6,788   $ 16,017 $ 23,942 $40,189
Cost of goods sold...........     3,157       5,480     13,113   19,850  34,859
Sales, general and
 administrative expenses.....     1,559       1,356      2,603    3,569   4,198
Operating income (loss)......      (403)        (48)       301      523   1,132
Interest expense and net
 realized and unrealized
 foreign currency transaction
 losses, net of other
 income......................       454         315        106      350     483
Income (loss) before income
 taxes.......................      (857)       (363)       195      173     649
Net income (loss)............      (783)       (331)        75       62     308
Net income (loss) per common
 share, basic and
 dilutive (1)................     (0.44)      (0.19)      0.04     0.03    0.17
Number of outstanding shares
 of Common Stock (1).........     1,780       1,780      1,780    1,780   1,780


                                                       DECEMBER 31,
                                                --------------------------
                                                    1997         1997
                                                ------------ -------------
                                                      (IN THOUSANDS)
                                                                 (AS
                                                (HISTORICAL)  ADJUSTED) (2)
BALANCE SHEET DATA:
Cash...........................................   $ 1,053       $18,524(3)
Current Assets.................................    11,641        29,112
Total assets...................................    12,530        29,623
Long-term debt and capital lease obligations,
 less current portion..........................        47            12
Stockholders' equity...........................       334        18,789

--------
(1) Gives effect to the 1,780,000 shares issued in the Reorganization. See "The Reorganization."

(2) Adjusted to give effect to the receipt of net proceeds of approximately $18.5 million from the sale of Common Stock offered hereby at an assumed initial public offering price of $8.50 per share (the midpoint of the range specified on the cover page of this Prospectus) and assuming that a portion of the net proceeds will be used to prepay bank financing (approximately $1.2 million as of December 31, 1997) and to pay all accrued public offering costs. See "Use of Proceeds."

(3) The net proceeds will be invested in investment grade, interest-bearing securities pending their application.

                                 RISK FACTORS

  The securities offered hereby involve a high degree of risk. Prospective investors should consider carefully all the information contained in this Prospectus (including the consolidated financial statements and notes thereto) prior to purchasing the Common Stock offered hereby and in particular the factors set forth below under "--Risks Related to the Company," "--Risks Related to Regulation," "--Risks Related to Investments in Poland and Emerging Markets" and "--Risks Related to the Offering." Prospective investors are cautioned that the statements in this Prospectus that are not historical facts may be forward-looking in nature and, accordingly, whether they prove to be accurate is subject to many risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those contained elsewhere in this Prospectus.

RISKS RELATED TO THE COMPANY

 Limited Management Resources; Dependence on Key Persons

  The Company is relying on a small number of key individuals to implement its business and operations and, in particular, the services of William V. Carey, its Chairman, President and Chief Executive Officer, Jeffrey Peterson, its Vice Chairman and Executive Vice President and Robert Bohojlo, its Vice President and Chief Financial Officer who joined the Company on January 1, 1998. Accordingly, the Company may not have sufficient managerial resources to successfully manage the increased business activity envisioned by its business strategy. In addition, the Company's future success depends in large part on the continued service of Messrs. Carey and Peterson. Mr. Carey has entered into a three-year employment agreement with the Company which commences on the closing of this Offering and which may be terminated by Mr. Carey only for "good reason," which includes CEDC's failure to perform its obligations under the agreement, or by CEDC for "cause," as defined, which includes Mr. Carey's willful refusal to follow written orders or willful engagement in conduct materially injurious to the Company or continued failure to perform his required duties. The Company has purchased a $2.5 million key man life insurance policy on the life of Mr. Carey. Mr. Peterson has entered into a two-year employment agreement with the Company which commences on the closing of this Offering and which may be terminated by CEDC, with or without cause, on three months' prior written notice. Mr. Peterson may terminate the employment agreement only for good reason. See "Management--Compensation Plans--Employment Agreements."

  The management of future growth will require, among other things, continued development of the Company's financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. The Company is seeking to hire additional personnel in order to manage its growth and expansion. Failure to successfully hire needed personnel and to manage its growth and development would have a material adverse effect on the Company's business, results of operations and financial condition.

 Nonexclusive, Short-Term Supply Contracts

  The Company has exclusive rights to distribute in Poland certain alcoholic beverages which during 1995, 1996 and 1997 constituted approximately $4.8 million, $7.6 million and $8.8 million, respectively, or 30.0%, 31.7% and 22.0%, respectively, of its net sales. Furthermore, most of the Company's distribution agreements have a term of approximately one year, although many are automatically renewed unless one party gives notice of termination. Several of such agreements, however, can be terminated by one party without cause on relatively short notice. For example, the distribution agreements with respect to domestic vodka (which accounted for approximately 13.6%, 12.9% and 46.7% of the Company's net sales during 1995, 1996 and 1997, respectively) and products of

United Drinks and Vintners (which accounted for approximately 18.8%, 17.1% and 14.1% of the Company's net sales during 1995, 1996 and 1997, respectively) can be terminated by either party on one month's notice and products distributed for United Distiller Finlandia Group ("United Distillers") (which accounted for approximately 19.1%, 15.1% and 11.4% of the Company's net sales during 1995, 1996 and 1997, respectively) can be terminated upon 90 days' notice. The termination of such agreements could have a material adverse effect on the business and operations of the Company.

 Risks Related to Growth through Acquisitions

  The Company's growth will depend in large part on its ability to acquire additional distributors, increase product offerings, manage expansion, control costs in its operations and consolidate effectively any acquisition into its existing operations and systems of management and financial controls. Unforeseen capital and operating expenses, or other difficulties, complications and delays frequently encountered in connection with the expansion and integration of acquired operations could inhibit the Company's growth. The full benefits of a significant acquisition will require the integration of operational, administrative, finance, sales and marketing organizations, as well as the coordination of common sales and marketing efforts and the implementation of appropriate operational, financial and management systems and controls. This effort will require substantial attention from the Company's senior management team. The diversion of management attention required by an acquisition could have an adverse effect on the net sales and operating results of the Company. There can be no assurance that the Company will identify suitable acquisition candidates, that acquisitions will be consummated on acceptable terms or that the Company will be able to successfully integrate the operations of any acquisition. In addition, there can be no assurance that any acquired businesses will be profitable at the time of their acquisition or will achieve or maintain profitability levels that justify the investment therein, or that the Company will be able to realize operating and economic efficiencies following such acquisitions.

  The Company's ability to grow through the acquisition of additional companies will also be dependent upon the availability of capital to complete the acquisitions. The Company intends to finance acquisitions through a combination of the proceeds of the Offering, its available cash resources, bank borrowings and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional companies will have a significant effect on the Company's financial position, and could cause substantial fluctuations in the Company's quarterly and yearly operating results. Also, acquisitions could result in the recording of significant goodwill and intangible assets on the Company's financial statements, the amortization of which would reduce reported earnings in subsequent years.

  Under the Polish Anti-Monopoly Act, acquisitions may be blocked or have conditions imposed upon them by the Polish Office for Protection of Competition and Consumers (the "Anti-Monopoly Office") if the Anti-Monopoly Office judges the acquisition to have a negative impact on the competitiveness of the Polish market.

 Dependence Upon Retailers

  The alcoholic beverages distributed by the Company in Poland have historically been sold to consumers by independent retailers. Accordingly, the Company is dependent on its independent retailers for the successful distribution of its products to the ultimate customer. The Company has no control over the independent retailers' operations, including such matters as retail price and marketing. One component of the Company's growth strategy is to enter the retail market. Implementation of this strategy may be construed by the Company's existing independent retailers as an effort to compete with them, which could adversely affect their relationship with the Company and cause them to decrease or cease their purchases of the Company's products.

 Limited Retail Experience

  One component of the Company's growth strategy is for the Company to enter the retail market for sales of alcoholic beverages. The Company has no prior significant retail experience, and, accordingly, is subject to the numerous risks of entering a new business. Such risks include, among others, unanticipated operating problems, lack of experience and significant competition from existing and new retailers. There can be no assurance that the Company will be able to conduct retail operations profitably.

 Competition

  The brands of beer, spirits and wine distributed by the Company compete with other brands in each category, including some that the Company distributes. The Company expects this competition to increase as it adds more brands, as international drinks and brewery companies expand production and distribution in Poland, and as domestically produced products are distributed more efficiently. The Company competes with various regional distributors in all of its offices. This competition is particularly vigorous with respect to domestic vodka brands. Further, some of the international drink companies doing business in Poland, which import their own products but use the Company on a nonexclusive basis to distribute their products, could develop a nationwide distribution system, as could existing regional distributors, and may terminate their distribution arrangements with the Company. In addition, the international drinks companies with which the Company competes in the import segment of its business have greater managerial, financial and other resources than the Company. See "Business--Competition."

 Dependence on Principal Suppliers

  United Distillers and United Drinks and Vintners alcoholic beverages accounted for 15.1% and 17.1%, respectively, of net sales in 1996, and for 11.1% and 14.1%, respectively, of net sales in 1997. United Distillers and Guinness are part of the same business enterprise, Guinness PLC, which has recently combined with Grand Met PLC, of which United Drinks and Vintners was a part. The combined company is operating under the name Diageo PLC. Alcoholic beverages purchased from these three companies accounted for 38.3% of the Company's net sales in 1996 and 20.1% for 1997. The termination of the Company's relationship with any of such entities could have a material adverse effect on the business and operations of the Company.

 Control By Existing Stockholders; Potential Anti-Takeover Provisions

  After completion of the Offering, three of the Company's existing stockholders, William V. Carey, the William V. Carey Stock Trust and Jeffrey Peterson, will own beneficially in the aggregate approximately 39.5% of the outstanding Common Stock. In the event that the Underwriters' over-allotment option is exercised in full, such stockholders will own beneficially in the aggregate approximately 36.3% of the outstanding Common Stock. Such persons, if they act together, are expected to be the largest group of Company stockholders, and, as such, will have a significant impact on the election of the Company's directors and on the implementation of business strategies. In addition, such concentration of ownership may have the effect of delaying or preventing transactions involving an actual or potential change in control of the Company, including transactions in which holders of Common Stock might receive a premium for their Common Stock over prevailing market prices. See "Principal Stockholders" and "Description of Capital Stock."

  Certain provisions of CEDC's certificate of incorporation (the "Certificate of Incorporation") and bylaws (the "Bylaws") and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving CEDC. These include Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. The Certificate of Incorporation authorizes the issuance of 1.0 million shares of preferred stock, par value $.01 per share ("Preferred Stock"), on terms which may be fixed by CEDC's Board of Directors (the "Board of Directors") without further stockholder action. The terms of any series of Preferred Stock, which may include, among other things, priority claims to assets and dividends and special voting rights, could adversely affect the rights of holders of the Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. CEDC has no present plans to issue shares of Preferred Stock. In addition, the Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting unless such written consent is unanimous, require advanced stockholder notice to nominate directors and raise matters at the annual stockholders' meeting, do not provide for cumulative voting in the election of directors, authorize the removal of directors only for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock, require that at least 10% of the voting power of the issued and outstanding capital stock request a call of a special meeting before such a meeting can be called by the stockholders of CEDC, limit amendments to the Certificate of Incorporation to items that have been first proposed by the Board of Directors and thereafter approved by the affirmative vote of the holders of at least a majority (and in certain cases a supermajority) of the outstanding shares of capital stock and require at least a majority of the outstanding shares of capital stock for stockholders to amend the Bylaws. Finally, the acquisition of more than 10% of the outstanding voting stock of CEDC could require the approval of the Anti-Monopoly Office, provided that the total value of annual sales of the Company and the acquiror in the calendar year preceding the year of notification exceed 5.0 million ECU (approximately $5.4 million). See "-- Risks Related to Regulation--Competition Law." All of the foregoing could have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See "Description of Capital Stock."

 Holding Company Structure and Restrictions on Payment of Dividends

  CEDC is a holding company with limited assets of its own and conducts all of its business through its subsidiary, Carey Agri. The ability of CEDC to pay dividends on the Common Stock will be dependent upon either the cash flows and earnings of Carey Agri and the payments of funds by that subsidiary to CEDC in the form of repayment of loans, dividends or otherwise or CEDC's ability to otherwise realize economic benefits from its equity interests in its subsidiary. Carey Agri has no obligation, contingent or otherwise, to pay dividends to CEDC. The ability of Carey Agri to make payments to CEDC will be subject to, among other things, the availability of funds, as well as various business considerations and legal requirements. See "Dividend Policy."

  The transfer of equity interests in Carey Agri may be limited, due in part to regulatory and contractual restrictions. There can be no assurance of CEDC's ability to realize economic benefits through the sale of such equity interests. Accordingly, there can be no assurance that CEDC will receive dividend payments from its subsidiary, if at all, or other economic benefits from its equity interest in its subsidiary.

 Fluctuations in Quarterly Operating Results

  The Company has experienced, and expects to continue to experience, significant fluctuations in its quarterly operating results. The Company's future operating results are dependent upon a number of factors including, but not limited to, the demand for its product, the timing of its sales, the length of its sales cycle and the timing and development of any competing businesses or products and legislation.

 No Intention to Pay Dividends

  Neither CEDC nor Carey Agri has ever declared or paid any dividends on its Common Stock, and the Company does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

RISKS RELATED TO REGULATION

 Regulation of the Company's Business

  The importation and distribution of alcoholic beverages in Poland is subject to extensive regulation, requiring the Company to receive and renew various permits and licenses to import, warehouse, transport and sell alcoholic beverages. These permits and licenses often contain conditions with which the Company must comply in order to maintain the validity of such permits and licenses. The Company believes it is operating with all the licenses and permits material to its business, and the Company is not subject to any proceeding calling into question its operation in compliance with any licensing and permit requirements. The anticipated import and sale of cigars by the Company will also be subject to regulation.

  There can be no assurance that the various governmental regulations applicable to the alcoholic beverage industry will not be changed so as to impose more stringent requirements on the Company. If the Company were to fail to be in compliance with applicable governmental regulations or the conditions of the licenses and permits it receives, such failure could cause the Company's licenses and permits to be revoked and have a material adverse effect of the Company's business, results of operation and financial condition. Further, the applicable Polish governmental authorities, in particular the Minister of Economy, have articulated only general standards for issuance, renewal and termination of the licenses and permits which the Company needs to operate and, therefore, such governmental authorities retain considerable discretionary authority in making such decisions. See "Regulation."

 Possibility of Increased Governmental Regulation

  The alcoholic beverage industry has become the subject of considerable societal and political attention generally in recent years due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking and health consequences from the abuse of alcohol. As an outgrowth of these concerns, the possibility exists for further regulation of the alcoholic beverage industry in Poland. If alcohol consumption in general were to come into disfavor among consumers in Poland, the Company's business operations could be materially adversely affected. Since the Company expects to sell cigars at its retail stores, it will also be subject to public concern and governmental regulation over the sale and use of tobacco products.

 Possible Increase in Governmental Taxation

  The import and sale of alcoholic beverages is a business that is highly regulated and subject to taxation in Poland. The Company's operations may be subject to increased taxation as compared with those of non-alcohol related businesses. In such case, the Company may have to raise prices on its products to maintain its profit margins. The effect on the Company's business operations of such an increase will depend on the amount of any such increase, general economic conditions and other factors, but could negatively impact sales of the products the Company distributes. The anticipated import and sale of cigars by the Company will also be subject to regulation and taxation. See "Regulation--Import of Products" and "--Wholesale Activities."

 Customs Duties and Quotas

  As a general rule, the import of alcoholic beverages into Poland is subject to customs duties and the rates of the duties are set for particular types of products. The Minister of Economy is authorized to establish a schedule of quotas for alcoholic beverages for which the customs duties are substantially reduced. Customs quotas for alcoholic beverages are fixed annually, with the current quotas being applicable through December 31, 1998. There are no public guidelines on how the Minister of Economy has determined the current quotas or may determine future quotas. If such quotas were substantially reduced or eliminated, it would likely have an adverse impact on the Company's business operations since the retail price of its imported alcoholic beverages would likely increase. See "Regulation--Customs Duties and Quotas."

 Competition Law

  Competition in Poland is governed by the Anti-Monopoly Act, which established the Anti-Monopoly Office to regulate monopolistic and other anti-competitive practices. The current body of Polish anti-monopoly law is not well-established. As a general rule, companies that obtain control of 40% or more of their market may face greater scrutiny from the Anti-Monopoly Office than those that control a lesser share. Additionally, several types of reorganizations, mergers and acquisitions and undertakings between business entities, including acquisitions of stock, under circumstances specified in the Anti-Monopoly Act, require prior notification to the Anti-Monopoly Office. Sanctions for failure to notify include fines imposed on parties to the transaction and members of their governing bodies. Pursuant to the current interpretation of the Anti-Monopoly Office, transactions between non-Polish parties affecting market conditions in Poland may also require a notification to the Anti-Monopoly Office. The Law on Public Trading in Securities, which came into force on January 4, 1998, provides for an amendment to the Anti-Monopoly Act to repeal the exemption from notification of transactions made on a stock exchange, but such law does not stipulate whether this is also applicable to stock exchanges outside Poland or only those within Poland. There can be no assurance that the Anti-Monopoly Office will approve any future acquisition by the Company.

RISKS RELATED TO INVESTMENTS IN POLAND AND EMERGING MARKETS

 Political and Economic Environment; Enforcement of Foreign Judgments

  Poland has undergone significant political and economic change since 1989. Political, economic, social and other developments in Poland could in the future have a material adverse effect on the Company's business and operations. In particular, changes in laws or regulations (or in the interpretations of existing laws or regulations), whether caused by changes in the government of Poland or otherwise, could materially adversely affect the Company's business and operations. Currently there are no limitations on the repatriation of profits from Poland, but there can be no assurance that foreign exchange control restrictions, taxes or limitations will not be imposed or increased in the future with regard to repatriation of earnings and investments from Poland. If such exchange control restrictions, taxes or limitations are imposed, the ability of CEDC to receive dividends or other payments from Carey Agri could be reduced, which may have a material adverse effect on the Company.

  Due to the many formalities required for compliance with the laws in Poland applicable to the Company's business and operations, the rapid changes that Polish laws and regulations have undergone in the 1990s, and numerous uncertainties regarding the interpretation of such laws and regulations, the Company may from time to time have violated, may be violating and may in the future violate, the requirements of certain Polish laws, including provisions of labor, foreign exchange, customs, tax and corporate laws and regulatory approvals. The Company does not believe that any such violations will have a material adverse effect upon the Company's business, results of operations or financial condition, but there can be no assurance that such will be the case.

  Poland is generally considered by international investors to be an emerging market. There can be no assurance that political, economic, social and other developments in other emerging markets will not have an adverse effect on the market value and liquidity of the Common Stock. In general, investing in the securities of issuers with substantial operations in markets such as Poland involves a higher degree of risk than investing in the securities of issuers with substantial operations in the United States and other similar jurisdictions.

  CEDC is organized under the laws of the State of Delaware. Although purchasers of the Common Stock will be able to effect service of process in the United States upon CEDC and may be able to effect service of process upon its directors, due to the fact that CEDC is primarily a holding company which holds all of the outstanding securities of Carey Agri, substantially all of the assets of the Company are located outside the United States. As a result, it may not be possible for investors to enforce against the Company's assets judgments of United States courts predicated upon the civil liability provisions of United States laws. CEDC has been advised by its counsel that there is doubt as to the enforceability in Poland, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in Poland.

 Inflation; Currency Risk

  Since the fall of Communist rule in 1989, Poland has experienced high levels of inflation and significant fluctuations in the exchange rate for the zloty. The Polish government has adopted policies that slowed the annual rate of inflation from approximately 250% in 1990 to approximately 27% in 1995, approximately 18% in 1996 and approximately 15% in 1997. In addition, the exchange rate for the zloty per U.S. Dollar has stabilized and the rate of devaluation of the zloty has generally decreased since 1991. While the zloty exchange rate per U.S. Dollar and rate of devaluation increased in 1997, both rates have again decreased in 1998. Inflation and currency exchange fluctuations have had, and may continue to have, an adverse effect on the financial condition and results of operations of the Company.

  Certain of the Company's operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. Dollars or other hard currencies. By contrast, substantially all of the Company's revenue is denominated in zloty. Any devaluation of the zloty against the U.S. Dollar that the Company is unable to offset through price adjustments will require the Company to use a larger portion of its revenue to service its U.S. Dollar-denominated obligations. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, it is unlikely that the Company will be able to obtain hedging arrangements on commercially satisfactory terms. Accordingly, shifts in currency exchange rates may have an adverse effect on the ability of the Company to service its U.S. Dollar denominated obligations and, thus, on the Company's financial condition and results of operations.

RISKS RELATED TO THE OFFERING

 No Public Market for the Securities; Possible Volatility of Stock Price

  Prior to the Offering, there has not been any public market for any of the Company's securities. Although the Company intends to seek quotation of the Common Stock on the Nasdaq NMS, there can be no assurance that the Company will be successful in its efforts, and even if the Company is successful, there can be no assurance that an active trading market will develop or be sustained after the Offering.

  Subsequent to the Offering, the price for the Common Stock will be determined by the market and may be influenced by a number of factors, including the depth and liquidity of the market for the Common Stock, investor perception of the Company and other comparable companies and general economic and other conditions.

 Immediate and Substantial Dilution

  Purchasers of the Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of Common Stock and existing stockholders will receive a material increase in the tangible book value per share of their shares of Common Stock. Assuming an initial public offering price of $8.50 per share of Common Stock (the midpoint of the range specified on the front cover of the Prospectus), the immediate dilution to new investors would be $4.11 per share. See "Dilution."

 Broad Discretion Over Use of Proceeds; Unspecified Acquisitions

  Because of the variability and number of factors that will determine the Company's use of proceeds from this Offering, the Company's management will retain a significant amount of discretion over the application of the net proceeds. Until the Company utilizes the net proceeds of the Offering, such funds will be invested in investment grade, interest-bearing securities. Although the Company currently has no agreements or understandings to enter into any potential business combination, it does intend to actively seek and investigate such opportunities as they become available. The Company may use a portion of the net proceeds from this Offering to finance such acquisitions. See "Use of Proceeds."

 Use of Proceeds to Benefit Insiders

  The Company intends to use net proceeds to prepay $1.8 million of outstanding bank financing (approximately $1.2 million as of December 31, 1997), of which approximately $0.2 million has been personally guaranteed by Messrs. Carey and Peterson, each of whom is an executive officer, director and principal stockholder of the Company. Upon repayment of such indebtedness, each of such persons will be released from such guarantees. See "Use of Proceeds."









 Shares Eligible for Future Sale

  Future sales of Common Stock by existing stockholders pursuant to Rule 144 ("Rule 144") under the Securities Act or otherwise could have an adverse effect on the price of the Common Stock. Upon completion of the Offering, the Company will have 4,280,000 shares of Common Stock outstanding, including 2,500,000 shares of Common Stock offered hereby (without giving effect to 375,000 shares of Common Stock which may be issued by the Company upon exercise of the Underwriters' over-allotment option). The securities offered hereby will be freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act.

  In general, under Rule 144, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned shares for at least one year, including an "affiliate", is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then-outstanding number of shares of common stock or the average weekly trading volume in the shares of common stock during the four calendar weeks preceding the filing of the required notice of such sale. A person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of the Company during the three months preceding a sale, and who has beneficially owned shares within the definition of "restricted securities" under Rule 144 for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, notice requirements or public information requirements of Rule
144. Affiliates continue to be subject to such limitations.

  The Company's directors, executive officers and existing stockholders own 1,780,000 shares of Common Stock, all of which will be eligible for sale under Rule 144 commencing 90 days after completion of the Offering. Such persons have agreed with Brean Murray that they will not, for a 24-month period after the completion of the Offering, without the prior written consent of Brean Murray, offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock.

  In connection with the Offering, the Representatives have been granted warrants to purchase 250,000 shares of Common Stock at a purchase price per share of 120% of the initial public offering price per share. In addition, the Company has 750,000 shares of Common Stock reserved for issuance under the Plan, under which options to purchase 82,500 shares have been granted. For the respective terms of such warrants and options, the holders thereof are given an opportunity to profit from a rise in the market price of the Common Stock with a resulting dilution in the interests of other stockholders. Further, holders of such warrants and options are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by the warrants and options. While these warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected. See "Management--Compensation Plans--1997 Stock Incentive Plan," "Description of Capital Stock" and "Underwriting."

                              THE REORGANIZATION

  Before the Offering, all the holders of the shares of Carey Agri's common stock and CEDC entered into a contribution agreement dated as of November 28, 1997 (the "Contribution Agreement"). Pursuant to the Contribution Agreement, the holders of shares of Carey Agri's common stock transferred all their shares of Carey Agri common stock to CEDC receiving an aggregate of 1,780,000 shares of Common Stock in return (the "Share Exchange"). This transfer was designed to qualify as a tax-free exchange under section 351 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result of the Share Exchange, Carey Agri became a wholly owned subsidiary of CEDC. The Share Exchange and the resulting corporate structure in which Carey Agri became a wholly owned subsidiary of CEDC is referred to herein as the "Reorganization."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be approximately $18.5 million ($21.4 million if the Underwriters' overallotment option is exercised in full), based on an assumed initial public offering price of $8.50 per share of Common Stock (the midpoint of the range specified on the cover page of this Prospectus).

  The Company intends to use the net proceeds from this Offering to (i) construct an office and warehouse facility; (ii) purchase equipment (vehicles and computer upgrades); (iii) retire $1.8 million principal amount of bank financing expected to be outstanding on the date of this Prospectus; and (iv) for working capital and general corporate purposes.

  Although the Company currently has no agreements or understandings to enter any potential business combination, it does intend to actively seek and investigate such opportunities as they become available. Because of the variability and number of factors that will determine the Company's use of proceeds from this Offering, the Company's management will retain a significant amount of discretion over the application of the net proceeds. Pending such uses, the net proceeds will be invested in investment grade, interest-bearing securities.

  The foregoing represents the Company's best estimate of the allocation of the net proceeds of the Offering based on the current status of its business. Future events, including changes in competitive conditions, the ability of the Company to identify appropriate acquisition candidates, the availability of other financing and funds generated from operations and the status of the Company's business from time to time, may make changes in the allocation of the net proceeds of this Offering necessary or desirable.

                                DIVIDEND POLICY

  Neither CEDC nor Carey Agri has ever declared or paid any dividends on its capital stock. CEDC does not anticipate paying dividends in the foreseeable future. Future dividends, if any, will be subject to the discretion of CEDC's Board of Directors and will depend upon, among other things, the results of CEDC's operations, CEDC's capital requirements, surplus, general financial condition and contractual restrictions and such other factors as the Board of Directors may deem relevant.

  In addition, CEDC is a holding company with no business operations of its own. Therefore, the ability of CEDC to pay dividends will be dependent upon either the cash flows and earnings of Carey Agri or the payments of funds by that subsidiary to CEDC. As a Polish limited liability company, Carey Agri is permitted to declare dividends only once a year from its retained earnings, computed under Polish Accounting Regulations after the audited financial statements for that year have been provided to and approved by shareholders and filed with a court. As of December 31, 1997, Carey Agri had available $335,000 which could be declared in dividends.

                                   DILUTION

  The net tangible book value of the Company as of December 31, 1997 was $334,000 or $0.19 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets of the Company, less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $8.50 per share (the midpoint of the range specified on the cover page of the Prospectus) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the net tangible book value of the Company as of December 31, 1997 would have been approximately $18.8 million, or $4.39 per share of Common Stock. This represents an immediate increase in net tangible book value of $4.20 per share to existing stockholders and an immediate dilution of $4.11 per share to new investors purchasing Common Stock in this Offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share .................       $8.50
     Net tangible book value per share at December 31, 1997......... $0.19
     Increase per share attributable to new investors...............  4.20
                                                                     -----
   Net tangible book value per share after the Offering.............        4.39
                                                                           -----
   Dilution per share to new investors..............................       $4.11
                                                                           =====

  The following table summarizes, as of December 31, 1997, the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share of Common Stock, assuming that the initial public offering price is $8.50 per share (the midpoint of the range specified on the cover page of the Prospectus).

                            SHARES PURCHASED       TOTAL CONSIDERATION
                          ----------------------- ---------------------- AVERAGE PRICE
                           NUMBER      PERCENTAGE   AMOUNT    PERCENTAGE   PER SHARE
                          ---------    ---------- ----------- ---------- -------------
Existing Stockholders...  1,780,000        42%    $   334,000     1.5%       $0.19
New Investors...........  2,500,000        58      21,250,000    98.5         8.50
                          ---------       ---     -----------    ----
 Total..................  4,280,000(1)    100%    $21,584,000     100%
                          =========       ===     ===========    ====

--------

(1) Excludes (i) 375,000 shares of Common Stock that the Underwriters have the option to purchase from the Company to cover over-allotments, if any; (ii) 250,000 shares of Common Stock issuable upon the exercise of the Representatives' Warrants; and (iii) 750,000 shares of Common Stock reserved for issuance under the Plan, under which options to purchase 82,500 shares have been granted and are outstanding. See "Management-- Compensation Plans--1997 Stock Incentive Plan" and "Underwriting."

                              EXCHANGE RATE DATA

  In this Prospectus, references to "U.S. Dollars" or "$" are to the lawful currency of the United States, and references to "zloty" or "PLN" are to the lawful currency of the Republic of Poland. The Company prepares its consolidated financial statements in accordance with U.S. GAAP in U.S. Dollars. Amounts originally measured in zloty for all periods presented have been translated into U.S. Dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52 ("SFAS No. 52"), including provisions applicable to companies operating in hyper-inflationary countries. For the convenience of the reader, this Prospectus contains conversion of certain zloty amounts into U.S. Dollars which should not be construed as a representation that such zloty amounts actually represent such U.S. Dollars amounts or could be, or could have been, converted into U.S. Dollars at the rates indicated or at any other rate. Unless otherwise stated, such U.S. Dollar amounts have been derived by converting from zloty to U.S. Dollars at historic rates of exchange for the applicable periods.

  Based on inflation data from the International Monetary Fund, Poland is no longer considered a hyper-inflationary economy. Therefore, the Company ceased accounting for its Polish activities using provisions applicable to hyper-inflationary economies on January 1, 1998.

  The following table sets forth, for the periods indicated, the noon exchange rate (expressed in current zloty) quoted by the National Bank of Poland. Such rates are set forth as zloty per U.S. Dollar. At April 10, 1998, such rate was PLN 3.42 = $1.00.

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                        1993 1994 1995 1996 1997
                                                        ---- ---- ---- ---- ----
Exchange rate at end of period......................... 2.13 2.44 2.47 2.88 3.53
Average exchange rate during period (1)................ 1.81 2.27 2.42 2.70 3.28
Highest exchange rate during period.................... 2.13 2.45 2.54 2.88 3.56
Lowest exchange rate during period..................... 1.58 2.13 2.32 2.47 2.86

--------
(1) The average of the exchange rates on the last day of each month during the applicable period.

                                CAPITALIZATION

  The following table sets forth, as of December 31,1997, the actual capitalization of the Company and the capitalization as adjusted to give effect to the sale of the 2,500,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $8.50 (the midpoint of the range specified on the cover page of the Prospectus) and the application of the net proceeds therefrom. This table should be read in conjunction with the consolidated financial statements of the Company, the notes thereto and the other financial data included elsewhere in this Prospectus.

                                                             DECEMBER 31, 1997
                                                             ------------------
                                                                        AS
                                                             ACTUAL ADJUSTED(1)
                                                             ------ -----------
                                                               (IN THOUSANDS)
Long-term debt, less current maturities..................... $  35    $     0
                                                             -----    -------
Capital lease obligations, less current portion.............    12         12
                                                             -----    -------
Stockholders' equity:
  Preferred Stock, $.01 par value, 1,000,000 shares autho-
   rized; no shares issued and outstanding..................   --         --
  Common Stock, $.01 par value; 20,000,000 shares autho-
   rized; issued and outstanding, 1,780,000 shares at Decem-
   ber 31, 1997(4,280,000 shares, as adjusted)(1)...........    18         43
Additional paid-in-capital..................................    36     18,466
Retained earnings...........................................   280        280
                                                             -----    -------
    Total stockholders' equity..............................   334     18,789
                                                             -----    -------
    Total capitalization.................................... $ 381    $18,801
                                                             =====    =======

--------

(1) Excludes (i) 375,000 shares of Common Stock that the Underwriters have the option to purchase from the Company to cover over-allotments, if any; (ii) 250,000 shares of Common Stock issuable upon the exercise of the Representatives' Warrants; and (iii) 750,000 shares of Common Stock reserved for issuance under the Plan, under which options to purchase 82,500 shares have been granted and are outstanding. See "Management-- Compensation Plans--1997 Stock Incentive Plan" and "Underwriting."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following tables set forth selected consolidated financial data of the Company as of and for each of the five fiscal years in the period ended December 31, 1997. The income statement data for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from the Company's consolidated financial statements, which were audited by Ernst & Young Audit Sp. z o.o., independent auditors. The income statement data for the years ended December 31, 1993 and 1994, and the balance sheet data as of December 31, 1993 and 1994, are unaudited, but include, in the opinion of management, all adjustments considered necessary for a fair presentation of such data. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                         YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------
                                1993         1994      1995     1996     1997
                            ------------ ------------ -------  -------  -------
                             (UNAUDITED)  (UNAUDITED)
                              (IN THOUSANDS, EXCEPT FOR  PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales.................     $4,313       $6,788    $16,017  $23,942  $40,189
Cost of goods sold........      3,157        5,480     13,113   19,850   34,859
                               ------       ------    -------  -------  -------
Gross profit..............      1,156        1,308      2,904    4,092    5,330
Sales, general and
 administrative expenses..      1,559        1,356      2,603    3,569    4,198
                               ------       ------    -------  -------  -------
Operating income (loss)...       (403)         (48)       301      523    1,132
Non-operating income
 (expense)
  Interest expense........        (69)         (50)      (106)    (124)    (172)
  Realized and unrealized
   foreign currency
   transaction gains and
   losses, net............       (372)        (118)       (84)    (232)    (326)
  Other income (expense),
   net....................        (13)        (147)        84        6       15
                               ------       ------    -------  -------  -------
Income (loss) before
 income taxes.............       (857)        (363)       195      173      649
Income (taxes) credit.....         74           32       (120)    (111)    (341)
                               ------       ------    -------  -------  -------
Net income (loss).........       (783)        (331)   $    75  $    62  $   308
                               ======       ======    =======  =======  =======
Net income (loss) per
 common share, basic and
 dilutive(1)..............     $(0.44)      $(0.19)   $  0.04  $  0.03  $  0.17
                               ======       ======    =======  =======  =======
Average number of
 outstanding shares of
 Common Stock(1)..........      1,780        1,780      1,780    1,780    1,780
                                              DECEMBER 31,
                            ---------------------------------------------------
                                1993         1994      1995     1996     1997
                            ------------ ------------ -------  -------  -------
                             (UNAUDITED)  (UNAUDITED)
                              (IN THOUSANDS, EXCEPT FOR  PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Cash......................     $   50       $  251    $   595  $   740  $ 1,053
Current assets............      1,325        1,582      3,146    6,889   11,641
Total assets..............      1,430        1,692      3,264    7,335   12,530
Current liabilities.......      1,210        1,803      3,119    7,006   12,149
Long-term debt and capital
 lease obligations, less
 current portion..........          0            0        180      303       47
Stockholders' equity
 (deficit)................        220         (111)       (36)      26      334
Stockholders' equity
 (deficit) per common
 share (1)................       0.12        (0.06)     (0.02)    0.01     0.19

--------
(1) Gives effect to the 1,780,000 shares of Common Stock issued in the Reorganization. See "The Reorganization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  The Company's operating results are generally determined by the volume of alcoholic beverages that can be sold by the Company through its national distribution system, the gross profits on such sales and control of costs. The Company purchases the alcoholic beverages it distributes from producers as well as other importers and wholesalers. Almost all such purchases are made with the sellers providing a period of time, generally between 25 and 90 days, before the purchase price is to be paid by the Company. The Company sells the alcoholic beverages with a mark-up over its purchase price, which mark up reflects the market price for such individual product brands in the Polish market. The Company's bad debt ratio provision as a percentage of sales was 0.21% of net sales in 1995, 0.08% in 1996 and 0.12% in 1997.

  The following comments regarding variations in operating results should be read considering the rates of inflation in Poland during the period--1995, 21.6%; 1996, 18.5%; and 1997, 14.9%--as well as the devaluation of the Polish zloty compared to the U.S. Dollar, which was 1.2%, 16.6%, and 22.6% in 1995, 1996 and 1997, respectively.

RESULTS OF OPERATIONS

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Net sales increased $16.25 million, or 67.9%, from $23.94 million in 1996 to $40.19 million in 1997. This increase is mainly due to the continued increase in sales of vodka produced in Poland, the addition of Seagrams and Allied Domecq products in January 1997, and increased market penetration by the existing distribution system resulting in new clients.

  Costs of goods sold increased $15.01 million, or 75.6%, from $19.85 million in 1996 to $34.86 million in 1997. This increase is mainly due to the increase in net sales noted above. As a percentage of net sales, cost of goods sold increased from 82.9% in 1996 to 86.7% in 1997. The higher cost factor results from increases in sales of domestically produced vodka, which has a lower gross profit margin than the imported brands the Company distributes.

  Sales, general and administrative expenses increased $629,000, or 17.6%, from $3.57 million in 1996 to $4.20 million in 1997. This increase is mainly due to the increase in net sales discussed above. As a percentage of sales, sales, general, and administrative expenses decreased from 14.9% in 1996 to 10.4% in 1997. Increased sales levels result, to some extent, in improved utilization of personnel and capacity without a corresponding increase in sales, general and administrative expense.

  Interest expense increased $48,000, or 38.7%, from $124,000 in 1996 to $172,000 in 1997. This increase reflects the effects of additional short-term credit lines utilized to support the sales volume increases. As a percentage of sales, interest expense decreased from 0.5% in 1996 to 0.4% in 1997.

  Net realized and unrealized foreign currency transaction losses increased $94,000, or 40.5%, from $232,000 in 1996 to $326,000 in 1997. The increase was mainly due to the weakness of the zloty, in which a substantial portion of the Company's assets are denominated, versus the U.S. Dollar. As a percentage of sales, realized and unrealized foreign currency transaction losses decreased from 1.0% in 1996 to 0.8% in 1997.

  Income tax expense increased $230,000, or 207.2%, from $111,000 in 1996 to $341,000 in 1997. This increase is mainly due to the increase in income before income taxes from $173,000 in 1996 to $649,000 in 1997. The effective tax rate was 64.2% in 1996 and 52.5% in 1997. Permanent differences (for items such as non-deductible interest, taxes, and depreciation) between financial and taxable income normally make up a considerably lower percentage of income before income taxes when income before income taxes is higher, as it was in 1997. For this reason, the effective tax rate is significantly lower in 1997. See notes to the consolidated financial statements for further information on income taxes.

  Net income increased $246,000, or 396.8%, from $62,000 in 1996 to $308,000 in 1997. This increase is due to the factors noted above.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net sales increased $7.92 million, or 49.5%, from $16.02 million in 1995 to $23.94 million in 1996. This increase is due to several factors including increasing the portfolio of imported brands offered to existing customers; opening the eighth branch office in Poznan, thereby gaining a new distribution territory from March 1996; introducing domestically produced vodka into the Warsaw, Krakow and Szczecin offices in October 1996; and further penetration of local markets by the existing distribution network which resulted in an approximately 30% increase of the Company's customer base.

  Costs of goods sold increased $6.74 million, or 51.4%, from $13.11 million in 1995 to $19.85 million in 1996. This increase is mainly due to the increasing net sales noted above. As a percentage of net sales, costs of goods sold increased from 81.9% in 1995 to 82.9% in 1996. This small increase is mainly due to the introduction of Polish vodka in late 1996 which sells at a lower gross margin than the Company's imported alcohol products.

  Sales, general and administrative expense increased 37.1% from $2.60 million in 1995 to $3.57 million in 1996. This increase was mainly due to an increase in sales which required additional marketing campaigns, the hiring and training of additional staff, increased transport capability and the restructuring of the office and warehouse facilities in Warsaw to provide additional room to support the expansion of sales. As a percentage of net sales, sales, general and administrative expenses decreased from 16.3% in 1995 to 14.9% in 1996.

  Interest expense increased $18,000, or 17.0%, from $106,000 in 1995 to $124,000 in 1996. This increase is mainly due to additional short-term credits taken to support the sales growth noted above. As a percentage of sales, interest expense decreased from 0.7% in 1995 to 0.5% in 1996.

  Net realized and unrealized foreign currency transaction losses increased $148,000, or 176.2%, from $84,000 in 1995 to $232,000 in 1996. This increase was mainly due to the weakness of the zloty, in which a substantial portion of the Company's assets are denominated, versus the U.S. Dollar. In 1996, the zloty depreciated 16.6% versus 1995 when it depreciated only 1.2%. This factor resulted in higher losses. As a percentage of sales, realized and unrealized foreign currency transaction losses increased from 0.5% in 1995 to 1.0% in 1996.

  Other income decreased $78,000, or 92.9%, from $84,000 in 1995 to $6,000 in 1996. This decrease is mainly due to a decrease in sales of fixed assets.

  Income taxes decreased $9,000, or 7.5%, from $120,000 in 1995 to $111,000 in 1996. This decrease is mainly due to the decrease in income before income taxes from $195,000 in 1995 to $173,000 in 1996. The effective tax rate was 61.5% in 1995 and 64.2% in 1996. See the notes to the consolidated financial statements for further information on income taxes.

  Net income decreased $13,000, or 17.3%, from $75,000 in 1995 to $62,000 in
1996. This decrease is a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations and capital expenditures primarily through cash flow from operations, bank borrowings and other short-term credit facilities. Cash increased $344,000 in 1995 compared to an increase of $145,000 in 1996 and an increase of $313,000 in 1997. Cash flow from operations was $(81,000) in 1995 compared to $32,000 in 1996 and $753,000 for 1997. Operating cash requirements are supplemented primarily by short-term borrowings. See the consolidated statements of cash flows for a summary of cash movements.

  Bank borrowings totaled approximately $1.2 million on December 31, 1997 and are expected to increase to approximately $1.8 million at the time of the Offering, which amounts are expected to be repaid in their entirety from the net proceeds of this Offering. See "Use of Proceeds." The Company's borrowing arrangements contain financial covenants and restrictions which are customarily found in similar arrangements and with which the Company has substantially complied or which have been waived by the lenders.

  The Company has historically utilized leasing to maintain and increase its fleet of vehicles, including cars for salesman and delivery trucks. The Company intends to utilize approximately $1,200,000 of the net proceeds from the Offering to purchase vehicles as the leases expire and acquire new vehicles as needed for the Company's expansion. Currently, leases extend through 1999. The initial value of equipment currently under capital and operating leases is approximately $900,000. These leases in zloty normally have an annual interest factor built into the lease payments of 35-50%. This form of financing is much more expensive in Poland than traditional bank financing in zloty which normally costs the Company approximately 25-30% annually. By utilizing the portion of the proceeds discussed above to purchase vehicles, the Company's management expects to achieve significant savings in future interest and operating costs, as compared to continuing the leasing of such vehicles.

  The Company anticipates that the estimated net proceeds of the Offering, the interest earned on the unutilized proceeds of the Offering, together with its existing capital resources and anticipated cash flow from planned operations will be adequate to satisfy its anticipated capital and other requirements, including possible acquisitions for two to three years, depending on the rate of acquisitions. There can be no assurance, however, that the Company will sustain profitability or generate sufficient revenues for its future operations, including possible acquisitions, and it is possible that the Company may seek additional equity or debt financing in the future.

INFLATION AND CURRENCY EXCHANGE FLUCTUATIONS

  Since the fall of Communist rule in 1989, Poland has experienced high levels of inflation and significant fluctuation in the exchange rate for the zloty. The Polish government has adopted policies that slowed the annual rate of inflation from approximately 250% in 1990 to approximately 15% in 1997. In addition, the exchange rate for the zloty per U.S. Dollar has stabilized and the rate of devaluation of the zloty has generally decreased since 1991. While the zloty exchange rate per U.S. Dollar and the rate of devaluation increased in 1997, both rates have again decreased in 1998. Inflation and currency exchange fluctuations have had, and may continue to have, an adverse effect on the financial condition and results of operations of the Company.

  The exchange rate of the zloty to the U.S. Dollar is tied by the National Bank of Poland to a basket of currencies. Due to the depreciation of the zloty against the U.S. Dollar in 1995, 1996 and 1997, the Company incurred realized and unrealized foreign exchange losses. The Polish currency futures market is not yet fully developed, and the Company does not have a reasonable and cost efficient way to adequately hedge its currency exposure, but may do so in the future when it becomes feasible.

SEASONALITY

  Gross profits are affected by seasonal and competitive factors. Sales, general and administrative costs are semi-variable in nature as sales and distribution expenses are not directly impacted by all volume increases.

  Short-term credits are arranged on a seasonal basis, historically in the summer vacation season and the Christmas holiday season in order to accomodate increased sales during these periods.

YEAR 2000 COMPLIANCE

  The Company does not expect the cost of converting its computer systems to year 2000 compliance will be material to its financial condition or results of operations. The Company believes that it will be able to achieve year 2000 compliance by the end of 1999, and does not currently anticipate any disruption in its operations as the result of any failure by the Company to be in compliance. The Company does not currently have any information concerning the year 2000 compliance status of its suppliers and customers.

                                   BUSINESS

  The Company, formed in 1990, is a leading importer and distributor of alcoholic beverages in Poland. The Company operates the largest nationwide next-day alcoholic beverage delivery service in Poland through its eight regional branch offices located in Poland's principal cities, including Warsaw, Krakow, Gdansk and Katowice. The Company currently distributes approximately 300 products in three categories: beer, spirits and wine. The Company imports and distributes eight international beers, including Guinness, Corona, Miller and Foster's. The Company currently distributes approximately 250 spirit products, including leading international brands of scotch, single malt and other whiskeys, rum, bourbon, vodkas, tequila, gins, brandy, cognacs, vermouths and specialty spirits, such as Jim Beam, Johnnie Walker, Ballantines, Smirnoff, Absolut, Finlandia, Bacardi, Gordon's London Dry and Tanqueray. In addition, the Company imports and distributes 45 wine products, including Sutter Home, Romanian Classics, Cinzano Asti, Martini Asti and Moet & Chandon. In addition to its distribution agreements with various alcoholic beverage suppliers, the Company is currently the only holder of the license needed to import cigars into Poland. The Company's net sales for 1997 were approximately $40.2 million, as compared to $23.9 million for 1996, representing an increase of 68%.

  The Company distributes its products throughout Poland to approximately 3,000 outlets, including off-trade establishments, such as small businesses and multi-store retail outlets where alcoholic beverages are not consumed on premises, and on-trade locations, such as bars, nightclubs, hotels and restaurants, where such products are consumed. The Company believes that it will be able to utilize its distribution network to distribute additional complementary consumer products throughout Poland.

BUSINESS STRATEGY

  The principal components of the Company's business strategy are as follows:

  EXPAND DISTRIBUTION CAPACITY. The Company plans to increase its distribution capacity by expanding the number of its branch offices in Poland through the acquisition of existing wholesalers, particularly in areas where the Company does not distribute directly. Cities currently under consideration by the Company are Lublin (June 30, 1997 population--approximately 356,000), Lodz (June 30, 1997 population--approximately 815,000) and Bialystok (June 30, 1997 population--approximately 281,000).

  The Company will seek to acquire successful wholesalers which are primarily involved in the vodka distribution business and are among the leading wholesalers in their region. The Company would then add its higher margin imported brands to complement and enhance the existing product portfolio. While the Company has identified potential wholesalers and has conducted exploratory talks about such acquisitions, it has not reached any definitive agreements regarding the terms and conditions of any such acquisition, including the purchase price to be paid to the sellers, and such acquisitions may not be available to the Company on acceptable terms, if at all. In such case, the Company would seek to enter these markets with its own branch offices.

  INCREASE PRODUCT OFFERINGS. The Company plans to expand its strategic product offerings in Poland through the acquisition of a high quality wine importer which offers a wide selection of specialty wines and by entering into new supplier agreements to import additional products. The Company is in exploratory talks with such a wine importer, but no definitive agreement has been reached. The Company began importing Bulgarian red and white varietal wines in October 1997. The Company is also in exploratory talks to import additional spirit brands.

  ENTER RETAIL MARKET. The Company has implemented its retail business strategy in Warsaw, where one location has been leased, remodeled and opened for business in February 1998. The Company believes that specialty retail sales of alcoholic beverages in Poland have yet to be developed. Currently alcoholic beverages are sold through grocery stores, supermarkets, small shops and gas stations. These retail outlets sell, in general, fast moving items, primarily domestic beer and vodka, as well as a small number of the more popular selling imported products, which are brands often imported by the Company. There are few stores that specialize in alcoholic beverages in Warsaw, a metropolitan area with a population of approximately 2.4 million.

  The Company also believes that high quality alcohol retail outlets will create an additional demand for the its current product portfolio, enhancing sales of products distributed, as well as providing a point of sale marketing opportunity for the Company's brands. The retail stores will stock additional products not currently distributed by the Company to complement the stores' appeal, such as cigars and other items associated with an alcohol retail outlet. The Company intends to utilize the retail outlets as a training tool for its salesmen for product merchandising and promotions. An additional benefit allows the Company's on-trade customers to have a supply point for immediate purchase at night and on Sundays when the Company's delivery system does not operate.

HISTORY

  CEDC's subsidiary Carey Agri was incorporated as a limited liability company in July 1990 in Poland. It was founded by William O. Carey, who died in early 1997, and Jeffrey Peterson, the Company's Vice Chairman and Executive Vice President. Mr. Carey's son, William V. Carey, is the managing director of Carey Agri and the President and Chief Executive Officer of CEDC. In February 1991, Carey Agri was granted its first import license for Foster's Lager, which it sold to wholesalers. With this beverage, Carey Agri sought to offer a desirable product for which it had an exclusive import license to the market segment of the Polish population who were benefiting from the country's market transformation. Because of Carey Agri's initial success with Foster's Lager, for which it still holds the exclusive import license for Poland, it quickly diversified in 1992 by importing other quality brand beers from Europe and the United States. Sales during this period were typically in high volume consignments to other wholesalers.

  In 1993, with the acceleration of the privatization of retail outlets in Poland, Carey Agri began to implement a systematic delivery system in Warsaw which could deliver alcoholic beverages to retail outlets on a reliable basis. Carey Agri leased a warehouse, purchased trucks and hired and trained operational personnel and began to sell directly to convenience shops, small grocery stores and newly opened pubs. Because of this business experience, Carey Agri was prepared to take advantage of the opportunity to expand its import and delivery capacity in Warsaw when a large, foreign-owned supermarket chain began operations in 1993, creating a significant increase in the demand for the Company's product line. The Warsaw model of desirable product lines and dependable prompt delivery of product was duplicated by the Company in Krakow (1993), Wroclaw (1994), Szczecin (1994), Gdansk (1994), Katowice
(1995), Torun (1995) and Poznan (1996).

PRODUCT LINE

  The Company currently offers over 300 alcoholic beverages in three categories: (a) beer; (b) spirits; and (c) wine. Its eight brands of imported beer accounted for 22.5%, 22.1% and 16.5%, respectively, of net sales during the years ended December 31, 1995, 1996 and 1997. Brands of imported spirits and wines it distributed accounted for 26.7% and 12.4%, respectively, of net sales revenues for the year ended December 31, 1995, 39.1% and 13.0%, respectively, of net sales revenues for the year ended December 31, 1996 and 24.1% and 7.5%, respectively, for the year ended December 31, 1997. Additionally, the Company offered one brand of Polish beer and multiple brands of Polish vodka, which accounted for 24.8% and 13.6%, respectively, of net sales revenues during the year ended December 31, 1995, 12.8% and 13.0%, respectively, of net sales revenues during the year ended December 31, 1996 and 5.2% and 46.7% for the year ended December 31, 1997. The Company ceased distribution of one brand of Polish beer at the end of 1997.

  The Company has agreements, as described below, with many of the companies from which it acquires products for sale. Certain products, however, have never been covered by a written agreement. The Company does not believe that the absence of such written agreements is likely to result in an adverse financial effect on the Company because the Company has long-standing relationships with such suppliers.

 Beer

  The Company distributes imported beer through each of its regional offices. Guinness, Budweiser Budvar, Corona, Foster's Lager, Kilkenny, Pilsner Urquell and Golden Pheasant are sold throughout Poland on an exclusive basis. The Company does not have a written supply agreement for Miller Genuine Draft.

  Most of the Company's distribution contracts for beer contain a minimum purchase requirement and typically permit termination if the Company breaches its agreements, such as failure to pay within a certain time period or to properly store and transport the product. Trade credit is extended to the Company for a period of time after delivery of products. The duration of these agreements differ. While the sale of Guinness Stout and Budweiser Budvar each accounted for over five percent of net sales for the years ended December 31, 1995 and 1996, no imported beers accounted for five percent or more of net sales for the year ended December 31, 1997. The current agreement regarding distribution of Guinness Stout, which was entered into on November 17, 1997, has an initial term through December 31, 1998. After such date the agreement, in relevant part, may be terminated by either party on 60 days prior written notice. Pursuant to this agreement, the Company is the exclusive distributor of products subject to the agreement unless the Company is unable to satisfy customer demand and except for products sold directly by Guinness affiliates. The exclusive agreement covering Budweiser Budvar expires on December 31, 1999.

 Spirits

  The Company distributes all its imported spirit products through each of its offices, mostly on a nonexclusive basis. The spirit products sold by the Company include the following:

Scotch Whisky:       Johnnie Walker, Black, Blue,    Black & White
                      Gold and Red Labels            Bell's
                     The Dimple                      Haig
                     Chivas Regal                    VAT 69
                     Ballantines Finest              Teacher's Highland Cream
                     Ballantines Gold Seal           Old Smuggler
                     J&B Rare                        Whyte and McKay
                     White Horse
Single Malt Whisky:  Dalmore                         Bruichladdich
                     Cragganmore                     Glenkinchie
                     Dalwhinne                       Oban
                     Lagavulan                       Talisker
                     Isle of Jura                    Cardhu
Rum:                 Bacardi Light, Gold and Black   Ron Rico, White and Gold
                     Captain Morgan                  Malibu
Other Whiskey:       Blenders Pride                  Crown Royal
                     Seven Crown                     Black Velvet
                     Canadian Mist
Bourbon:             Jack Daniel's Tennessee Whiskey Forester
                     Early Times                     Jim Beam

Vodkas:              Smirnoff                    Absolut Blue
                     Citron and Kurant           Finlandia
                     Tanqueray                   Polish Vodkas
Tequila:             Jose Cuervo                 Pepe Lopez
Gins:                Gordon's London Dry         Beefeater
                     Tanqueray
Brandy:              Metaxa                      Sandeman Capa Negra
                     Raynal                      Stock
Cognacs:             Hennessy                    Courvoisier
                     Martell
Vermouths:           Stock Blanco, Rosa and      Cinzano Blanco, Rosso, Rose,
                     Extra Dry Martini Bianco,    Extra Dry, Americano, Orancio
                     Rosso, Rose, Extra Dry
Specialty Spirits:   Bailey's Irish Cream        Carolan's Irish Cream
                     Kahlua Coffee Liqueur       Grand Marnier
                     Creme de Grand Marnier      Pimm's Cup
                     Jagermeister                Archer's
                     Campari Bitter              Southern Comfort
                                                 Mandarine Napolean

  Effective January 1, 1998, the Company was appointed the exclusive dealer in Poland for JBB (Greater Europe) PLC products, which include Whyte and McKay Scotch Whisky, Dalmore, Isle of Jura and Bruichladdich Single Malt Whisky, Ron Rico and Malibu Rum and Jim Beam Bourbon. While JBB (Greater Europe) PLC has reserved the right to appoint other dealers and to distribute its products directly, the Company is currently the only distributor of these alcoholic beverages in Poland. Under another agreement, the Company is the sole distributor of Mandarine Napolean in Poland.

  Only the Company's sales of Polish vodka and alcohol beverages distributed for United Distillers and United Drinks and Vintners exceeded five percent of the Company's net sales for the year ended December 31, 1997. The Company's non-exclusive contract with United Distillers currently covers the products which United Distillers itself imports into Poland, including Finlandia and Johnnie Walker. The contract with United Distillers became effective on January 1, 1995 for an unspecified period. Each party, however, has a right to terminate it with 90 days' prior written notice. The contract imposes on the Company certain obligations, which if it fails to satisfy could lead to the contract's immediate termination, provided the Company did not cure the breach within a period specified by United Distillers. There are also sales goals and marketing plans to be met by the Company.

  The Company's agreements with various of the state-owned Polish vodka producers may be terminated by either party without cause on one month's prior written notice. Products are delivered based on the Company's standard order forms.

  The Company's non-exclusive contract with UDV Poland Sp. z o.o., a Polish limited liability company ("UDV"), currently covers the products which UDV itself imports into Poland, including Smirnoff and Bailey's Irish Cream. The contract with UDV became effective on July 3, 1997 and, as amended, terminates on December 31, 1998. Each party, however, has a right to terminate it with one month's prior written notice. The Company agreed also to maintain sufficient stock of UDV's products to satisfy the client's demand and to deliver to UDV reports on the sale of UDV's products. There are also marketing goals to be met by the Company.

 Wine

  The Company offers two brands of wine on an exclusive basis: the Sutter Home Wines from the United States and Romanian Classic Wines from Romania. These wines, which include standard red and white varietals, are offered through all of the Company's branches. The Company also offers on a non-exclusive basis the following sparkling wines and champagnes: Cinzano Asti, Gran Cinzano, Gran Festa, Martini Asti, Martini Brut, Moet & Chandon Dom Perignon, Brut Imperial and Mumm Cordon Rouge.

  Only the Company's sales of Romanian wines exceeded five percent or more of net sales for the year ended December 31, 1997. The Company's current distribution agreement for Romanian bottled wines is for a term ending December 31, 1998.

SALES AND MARKETING

  As an early entrant in the post-Communist market in Poland, the Company has over six years of experience in introducing, developing and refining marketing, sales and customer service practices in the diverse and rapidly developing Polish economy, which it believes is a competitive advantage in the alcoholic beverage distribution business.

  The Company employs approximately 50 salesmen who are assigned to one of its eight regional offices. Each regional office has a sales manager, who may also be the branch manager, who meets with the salesmen of that office on a daily basis to review products and payments before the salesmen begin calling on customers. The sales force at each office is typically divided into three categories: (a) vodka accounts; (b) import accounts; and (c) key accounts. Salesmen, who are paid on commission, return to the office later in the day to process orders so that products can be dispatched the next morning.

DISTRIBUTION SYSTEM

  The Company's headquarters are located in Warsaw, the capital of Poland, in and around which, as of June 30, 1997, 2.4 million people or 6.1% of the country's population, lived. Sales and service offices are presently located in seven major regional centers in central, north, south and western Poland where, as of the same date, another 8.3 million, or 21.3% of the population, lived. The branch sales and service centers deliver to surrounding cities covering an additional 6.0 million people or an additional 15.4% of the population. Thus, the Company reached 42.8% of Poland's population through direct sales and distribution as of June 30, 1997. Other areas in Poland are served through arrangements with wholesalers. See "--Business Strategy."

                       CEDC'S BRANCH NETWORK SYSTEM



                 [ MAP OF CEDC'S BRANCH NETWORK APPEARS HERE ]

  The Company has developed its own centrally controlled, national next-day distribution system for its alcoholic beverages. The Company believes that it is the only privately owned business which currently has this capability in Poland. For imported products, the distribution network begins with a central bonded warehouse in Warsaw. Products can remain in this warehouse without customs and other duties being paid until the product is actually needed for sale. At such point, the product is transferred to the Company's consolidation warehouse at the same location or shipped directly to one of the regional office warehouses connected to each of the Company's sales locations outside of Warsaw. Based on current sales and projections, the branch offices are provided with deliveries on a weekly or bi-weekly basis so that they are able to respond to their customers' needs on a next-day basis.

  For products which the Company delivers for others who themselves import the products into Poland, the distribution chain begins at the Company's consolidation warehouse in Warsaw. From there, the product is delivered to customers using the same procedures as described above.

  Except at peak periods during the summer holidays and other similar times such as Christmas, all deliveries are made by Company-trained employees using Company-owned or leased vehicles. During such busy periods, the Company relies on independent contractors, which are usually small family-run businesses with which the Company has had relationships for several years.

 Customs and Consolidation Warehouses

  The Customs and Consolidation Warehouses are a 2,815 square meter leased facility located near Warsaw. The leases are long term and the monthly rental, denominated in Polish currency, was approximately $12,200 per month as of December 31, 1997.

 Proposed Warehouse/Office Facility

  The Company intends to use part of the proceeds of the Offering to construct a facility which will combine the current Warsaw warehouses and the Company's Warsaw headquarters. These two structures are currently 15 miles apart. The new facility is expected to be available in approximately two years, at which time the existing leases for office and warehouse space will have terminated or can be sublet with the consent of the lessor.

 Regional Sales Offices and Warehouses

  The Company also has entered into leases for each of its seven regional sales offices and warehouses. The amount of office and warehouse space leased varies between 278 square meters in Katowice up to 880 square meters in Szczecin. The monthly lease payments, which are denominated in Polish currency, vary between approximately $570 and $2,750. Five of the leases can be terminated by either party on three-month's prior notice; one can be terminated by either party on two-month's prior notice; the other lease terminates on December 31, 1998.

 Retail Outlet

  The Company has entered into a lease dated August 21, 1997 for its Warsaw retail outlet. The lease is for an indefinite term and can be terminated by either party on three months' prior notice. The lessor, however, has waived its right to terminate the agreement for three years as long as the lessee is performing its obligations thereunder. Lease payments are currently $1,500 per month.

 Insurance

  The Company maintains insurance coverage against fire, flood and other similar events as well as coverage against theft of money from the Company's offices or during transportation to a financial institution for deposit.

MARKET FOR PRODUCT LINE

  In the year ended December 31, 1997 approximately 65% of the Company's total sales were through so-called "off trade" locations where the alcoholic beverages are not consumed, another 25% through so-called "on-trade" locations where the alcoholic beverages are consumed, and the other 10% through other wholesalers.

 Off-Trade Market

  There are two components of the Company's sales to locations where alcoholic beverages are not consumed on premises. The most significant in 1995, 1996 and 1997 were small, usually Polish-owned and managed businesses, including small grocery stores. At December 31, 1997, the Company sold products to approximately 3,000 such business outlets, which typically stock and sell relatively few alcohol products and wish to have access to the most popular selling brands. The other components of the off-trade business in 1995, 1996 and 1997 were large supermarket chains, which are typically non-Polish-owned, as well as smaller multi-store retail outlets operated by major Western energy companies in connection with the sale of gasoline products. The large supermarket chains typically offer a wide selection of alcohol products, while the smaller retail outlets offer a more limited selection.

 On-Trade Market

  There are three components to the Company's sales to locations where alcoholic beverages are consumed: sales to (i) bars and nightclubs; (ii) hotels; and (iii) restaurants. Bars and nightclubs are usually locally managed businesses, although they may be owned and operated in major cities by a non-Polish national. Hotels include worldwide chains such as Marriott, Sheraton and Holiday Inn as well as the major Polish chain, Orbis. Restaurants are typically up-scale and located in major urban areas. This latter category also includes one major, United States based pizza chain which operates in Poland.

 Wholesale Trade

  The Company also sells products throughout Poland through other wholesalers. There are no written agreements with these wholesalers.

 Control of Bad Debts

  The Company believes that its close monitoring of customer accounts both at the relevant regional office and from Warsaw has contributed to its success in maintaining a low ratio of bad debts to net sales. During the years ended December 31, 1995, 1996 and 1997, bad debt expense as a percentage of net sales was 0.21%, 0.08% and 0.12% of net sales, respectively. Management believes the proposed acquisition of computer upgrades for interoffice financial and administrative controls will assist in maintaining a low ratio of bad debts to net sales as the Company continues to expand. See "Use of Proceeds."

COMPETITION

  The Company, as an early entrant in the post-Communist market in Poland, has over six years of experience in introducing, developing and refining marketing, sales and customer service practices in the diverse and rapidly developing Polish economy, which it believes is a competitive advantage in the alcoholic beverage distribution business. The Company believes that it is currently the only privately owned national distributor of an extensive and diversified alcoholic beverage line in Poland. Some of the international drink companies doing business in Poland, who import their own products but use the Company on a nonexclusive basis to distribute their products, could develop nationwide distribution systems, but have not and the Company believes these companies will concentrate on expanding their sales organizations. These entities include United Distillers, Seagrams, UDV, Allied Domecq and Bacardi. The Company was the largest single distributor in 1996 and 1997 for UDV and United Distillers products in Poland.

  The Company competes with various regional distributors in all of its offices. This competition is particularly vigorous with respect to domestic vodka brands. One of the larger, foreign-owed chain stores also sells directly to smaller retailers. The Company meets this regional competition, in part, through offering to customers in the region a single source supply of more products than its regional competitors typically offer.

  The brands of beer, spirits and wine distributed by the Company compete with other brands in each category, including some the Company itself distributes. The Company expects this competition to increase as it adds more brands, as international drinks and brewery companies expand production in Poland and as the Polish produced products are distributed more efficiently. In addition, the international drinks companies with which the Company competes in the import sector of its business have greater managerial, financial and other resources than does the Company.

EMPLOYEES

  The Company had approximately 190 full-time employees as of March 31, 1998. Each employee was employed in Poland and, as required by Polish law, has a labor agreement with the Company. The Polish Labor Code, which applies to each of these agreements, requires that certain benefits be provided to employees, such as the length of vacation time and maternity leave. This law also restricts the discretion of the Company's management to terminate employees without cause and requires in most instances a severance payment of one- to three-months salary. The Company makes required monthly payments of 48% of an employee's salary to the governmental health and pension system and has established a Social Benefit Fund as required by Polish law, but does not provide other additional benefit programs. None of the Company's employees are unionized. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

  The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition or results of operations.

                                  REGULATION

  The Company's business of importing and distributing alcoholic beverages is subject to extensive regulation. The Company believes it is operating with all licenses and permits material to its business. The Company is not subject to any proceedings calling into question its operation in compliance with any licensing and permit requirements.

  There can be no assurance that the various governmental regulations applicable to the alcoholic beverage industry will not be changed so as to impose more stringent requirements on the Company. If the Company were to fail to be in compliance with applicable governmental regulations or the conditions of the licenses and permits it receives, such failure could cause the Company's licenses and permits to be revoked and have a material adverse effect of the Company's business, results of operations and financial condition. Further, the applicable Polish governmental authorities, in particular the Minister of Economy, have articulated only general standards for issuance, renewal and termination of the licenses and permits which the Company needs to operate and, thus, such governmental authorities retain considerable discretionary authority in making such decisions.

IMPORT OF PRODUCTS

 Import License

  The Company must receive a license from the Minister of Economy to be able to import all of its alcoholic beverages except for the beer and wine brands. The current license was issued for an unspecified period, effective from January 1, 1998. While in certain circumstances prescribed by Polish law, the Minister of Economy has discretion to withdraw the import license or limit its scope, the Company believes that such license will remain effective as long as the Company abides by the conditions set forth therein, including, in particular, regular reporting to the Minister of Economy on the volume of imports. The Company must also apply each year for a license to import cigars. The Company has obtained a license which expires on December 31, 1998.

 Import Permits

  Additionally, import permits must be obtained for specific consignments of alcoholic beverages to be imported under the import license as well as under customs quotas. See "--Customs Duties and Quotas." The Company must obtain such permits for all its imported alcoholic beverages except for the beer and wine brands. The application for a permit is usually made when products are ordered and specify the product, amount of product and source country. Permits are issued for three months, and the Company must demonstrate to appropriate officials that each consignment it imports is covered by a permit. Similar permits must be obtained for the import of cigars.

 Approval of Health Authorities

  Local health authorities at the place of import must also be notified of what alcoholic beverages and cigars are being imported into Poland. This notification is typically given when a particular shipment of products arrives in Poland. In general, this notice permits the applicable health authorities to determine that no product is entering the Polish market without having been previously approved for sale in Poland. See "--Wholesale Activities--General Norms."

WHOLESALE ACTIVITIES

  The Company must have additional permits from the Minister of Economy and appropriate health authorities to operate its wholesale distribution business. Furthermore, it must comply with rules of general applicability with regard to packaging, labeling and transporting products.

 General Permits

  The Company is required to have permits for the wholesale trade of each of its three product lines. The permit with regard to beer is issued for two years and the current permit expires on March 28, 1999. The permit with regard to spirits is issued for one year and the current permit expires on December 31, 1998. The permit for wine is issued for two years and the current permit expires on March 28, 1999. One of the conditions of these permits is that the Company sells its products only to those who have appropriate permits to resell the products. A permit can be revoked or not renewed if the Company fails to observe laws applicable to its business as an alcohol wholesaler, fails to follow the requirements of a permit or if it introduces into the Polish market alcohol products that have not been approved for trade. The Company must also obtain separate permits for each of its warehouses.

 Health Requirements

  The Company must obtain the approval of the local health authorities to open and operate its warehouses. This approval is the basis for obtaining the permit for wholesale activities. The health authorities are primarily concerned with sanitation and proper storage of alcoholic beverages, especially those which must be refrigerated, as well as cigars. These authorities can monitor the Company's compliance with health regulations. Similar regulations apply to the transport of alcoholic beverages and cigars, and the drivers of such transports must themselves submit health records to appropriate authorities.

 General Norms

  The Company must comply with a set of rules, usually referred to generally as "Polish Norms," which constitute legal regulations concerning, as applicable to the Company, standards according to which alcoholic beverages and cigars are packaged, stored, labeled and transported. These norms are established by the Polish Normalization Committee, composed of specialists. In case of alcoholic beverages, the committee is composed of academics working with relevant government ministries and agencies as well as experienced businessmen working in the alcoholic beverage industry. The Company has received a certificate after an inspection by the Central Standardization Institute, which is part of the Ministry of Agriculture, indicating its compliance with applicable norms as of the date thereof. Such certification also is needed to import alcoholic beverages. Compliance with these norms also is confirmed by health authorities when particular shipments of alcoholic beverages arrive in Poland. See "--Import of Products--Approval of Health Authorities."

CUSTOMS WAREHOUSE

  Since the Company operates a customs warehouse, further regulations apply, and a permit of the President of the Main Customs Office and the approval of health authorities are required to open and operate such a warehouse. The applicable health concerns are the same as those discussed under""--Wholesale Activities" with regard to non-custom warehouses. The Company has received the needed permit on October 19, 1995 from the President of the Main Customs Office, which is for an unspecified period of time. The continued effectiveness of the permit is conditioned on the Company's complying with the requirements of the permit which are, in general, the proper payment of customs duties and maintenance of an insurance policy.

CUSTOMS DUTIES AND QUOTAS

  As a general rule, the import of alcoholic beverages and cigars into Poland is subject to customs duties and the rates of the duties are set by the Polish government acting through the Council of Ministers for particular types of products. In the Company's case, the duties vary by its products lines.

  The Minister of Economy is authorized, however, to establish a schedule of quotas for alcoholic beverages for which the customs duties are substantially reduced. For example, the basic customs duty on scotch whiskey imported by the Company is $24.67 per .75 liter bottle, or 326% higher than the $5.79 duty under the quota in 1998. The difference between the basic custom duties and the duty under the quota on other spirit products imported by the Company were only somewhat smaller than the difference on scotch. The difference between the basic custom duties and the duty under the quota was considerably smaller for beer and wine products subject to customs duties and imported by the Company. For example, the average basic duty of $1.86 per case of beer was approximately 42% higher than the duty under the quota, and the basic customs duty of $0.15 per .75 liter bottle of wine was 100% higher than the duty under the quota.

  Customs quotas for alcoholic beverages as well as for cigars are fixed annually, with the current quotas being applicable through December 31, 1998. There are no public guidelines on how the Minister of Economy has determined the current quotas or may determine future quotas. If such quotas were substantially reduced or eliminated, it would likely have an adverse impact on the Company's business since the retail price of some of its imported alcohol products would increase.

  To import alcoholic beverages and cigars under the quotas, the Company must receive a permit which is generally valid for three months and specifies what products and what quality thereof may be imported from what country or group of companies. It is the Company's practice to apply for this import permit after concluding a contract for the import of a particular group of products. The Company has always received the import permits for which it has applied, although there can be no assurance that it will always do so in the future.

PRICE AND MARGIN CONTROLS

  In general, Polish law does not affect either the prices charged or the margins earned by the Company on its imported liquor products. Provisions of the tax law provide for a general ban on importing products at "dumping prices," generally defined as being at prices lower than for similar products in the country of origin. Fines could be imposed for such activity. Also, the Treasury Office, which is part of the Ministry of Finance, may order a reduction in the price of a product it determines to be "blatantly high." This standard is deemed met if (a) the price of a product exceeds the price of the same alcoholic beverage in another local jurisdiction by more than 25% or of a similar alcoholic beverage by 40%, or (b) the price quoted by the seller is higher than 10% of the price quoted to the same purchaser by another seller and the former seller cannot justify the higher price.

ADVERTISING BAN

  Pursuant to the Alcohol Awareness Law of October 26, 1982, as amended, there is an absolute ban on direct and indirect advertising of alcoholic beverages in Poland. The definition of "alcoholic beverage" under such law encompasses all the Company's products. Promotions at the point of sale and game contests are often used to limit the law's impact. The agency charged with enforcing this law has successfully brought numerous cases in the past few years alleging indirect advertising in the media. The Company has not been involved in any such proceedings and seeks to comply fully with this law.

REGULATION OF RETAIL SALES

  As part of the Company's business strategy, it plans to operate retail outlets for alcoholic beverages. Polish law will require each such outlet to have a retail permit to sell the brands expected to be offered to the public. Typically, such permits are valid for two years and are renewable. The local health authorities must also approve the sale of alcoholic beverages for each location. The retail permit for the Company's initial retail outlet in Warsaw is valid from February 25, 1998 through February 24, 2000.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of CEDC are set forth below. Directors and executive officers of CEDC are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. All directors of CEDC are elected annually at the annual meeting of stockholders. Executive officers of CEDC generally are appointed at the board's first meeting after each annual meeting of stockholders.

        NAME                AGE            POSITION(S) WITH COMPANY
        ----                --- -----------------------------------------------
William V. Carey...........  33 Chairman, President and Chief Executive Officer
Jeffrey Peterson...........  47 Vice Chairman and Executive Vice President
Robert Bohojlo.............  34 Vice President and Chief Financial Officer
James T. Grossmann.........  58 Director
James B. Kelly.............  56 Director
Jan W. Laskowski...........  41 Director
Joe M. Richardson..........  45 Director
Joseph S. Conti............  60 Director(1)

--------

(1) Mr. Conti has agreed to become a director of the Company upon completion of the Offering.

  WILLIAM V. CAREY has served as Chairman, President and Chief Executive Officer of CEDC since its inception. Mr. Carey began working for Carey Agri in 1990 and in 1993, Mr. Carey instituted and supervised the direct delivery system for Carey Agri's nationwide expansion. Mr. Carey, a 1987 graduate of the University of Florida, played briefly on the professional golf circuit before joining the Company. Mr. Carey is a member of the American Chamber of Commerce in Poland.

  JEFFREY PETERSON has served as Vice Chairman, Executive Vice President and director of CEDC since its inception. Mr. Peterson was co-founder of Carey Agri in 1990, and is a member of the management board of that entity. Prior thereto, Mr. Peterson contracted with African, Middle Eastern, South American and Asian governments and companies for the supply of American agricultural exports and selected agribusiness products, such as livestock, feed supplements and veterinary supplies. Mr. Peterson has worked with international banks and United States government entities to facilitate support for exports from the United States.

  ROBERT BOHOJLO joined the Company in January 1998 as Vice President and Chief Financial Officer. From February 1995 to December 1997, he held a similar position in Media Express, the publisher of the second largest daily newspaper in Poland. Prior thereto, he worked with Coopers and Lybrand and ABB Poland carrying out financial and business consultancy projects. Mr. Bohojlo is a graduate of the University of Stockholm and obtained his training and business experience in Sweden and Canada.

  JAMES T. GROSSMANN, a retired United States foreign service officer, has served as a director of CEDC since its inception. With the United States Agency for International Development ("U.S.A.I.D."), during the years 1977 to 1996, Mr. Grossmann served in emerging markets in Central Europe, Central America, Africa and Asia with a concentration on developing private sector trading and investment through United States government-sponsored aid programs. Immediately prior to his retirement in 1996, he managed a $300 million mass privatization and capital markets development program that assisted 14 former state-controlled countries in Central Europe transition to market economies.

  JAMES B. KELLY, a former Deputy Assistant Secretary of Commerce of the United States specializing in international economic policy, has served as a director of CEDC since its inception. Mr. Kelly is currently the President of SynXis Corporation, a software development company, a position he has held since August 1996. From July 1992 to August 1996, Mr. Kelly was the International Vice-President of BDM International, an international information technology company with sales in 1996 of over $1.0 billion, where he was in charge of penetrating foreign technology markets by acquisition, alliance and direct sales.

  JAN W. LASKOWSKI has served as a director of CEDC since its inception. Mr. Laskowski has lived and worked in Poland since 1991. He is currently the Vice President and member of the management board of American Bank in Poland ("Amerbank"), a position he has held since 1996, where he is responsible for business development. Before joining Amerbank in 1991, Mr. Laskowski worked in London for Bank Liechtenstein (UK) Ltd from 1989 to 1991. He began his career with Credit Suisse, also in London, where he worked for 11 years. Carey Agri has two loans outstanding from Amerbank. See "Certain Transactions."

  JOE M. RICHARDSON has served as a director of CEDC since its inception. Since October 1994, Mr. Richardson has served as the Director of Sales and Marketing Europe of Sutter Home Winery Inc., where he is responsible for developing and managing the importation, distribution and sales of Sutter Home Wines within Europe. From October 1993 until October 1994, Mr. Richardson assisted Carey Agri in marketing development. Prior thereto, Mr. Richardson had 19 years experience in the wine industry distributing Gallo wine products. The Company distributes Sutter Home Wines in Poland. See "Certain Transactions."

DESIGNATED DIRECTORS

   Each of the Representatives has the right for five years from the date of the Offering to designate one person for election to the Board of Directors. In the event that one or both of the Representatives elects not to exercise this right, then a person may be designated by each of the Representatives to attend all meetings of the Board of Directors for such period of time. Such person will be entitled to receive all notices and other correspondence as if such person were a member of the Board of Directors and to be reimbursed for out-of-pocket expenses incurred in connection with attendance of meetings of the Board of Directors.

  Brean Murray has not designated a person as a member of the Board of Directors of the Company or to attend meetings of the Board. Fine Equities has designated Joseph S. Conti to serve as a director of the Company and Mr. Conti has agreed to so serve, effective immediately following the completion of the Offering. Since May 1992, Mr. Conti has served as a Consultant and Senior Advisor to the Polish American Enterprise Fund (the "Fund"), headquartered in New York City. In this capacity, he is currently Chairman of the Bank Council of the First Polish American Bank, Chairman of the Board of the Enterprise Credit Corporation, and a member of the Bank Council of the Rabo-BRP Bank Polska. These three institutions are all located in Warsaw. Prior to consulting for the Fund, Mr. Conti worked with Bankers Trust Company for 23 years, retiring in April 1992 as Senior Vice President. Mr. Conti served in a variety of managerial positions with Bankers Trust Company including seven months as interim President of AmerBank in Warsaw from September 1991 to March 1992. Mr. Conti holds a Master of Business Administration degree from the Bernard Baruch College of the City University of New York and a Bachelor of Science degree, with a major in Management from Fairleigh Dickinson University.

BOARD OF DIRECTORS

  The number of directors of the Company shall be such number as from time to time is fixed by and in the manner provided in the Bylaws and shall be between two to nine directors as is specified in the Certificate of Incorporation. Pursuant to the Bylaws, the number of directors within that range is determined by resolution duly adopted by a majority of the Board of Directors. The number of directors is currently fixed at six. The Board of Directors has unanimously voted to increase the number of directors to eight immediately following the completion of the Offering and to name Joseph S. Conti to one of the newly created vacancies. The remaining vacancy will be filled if Brean Murray designates a director. Mr. Conti will serve, as do the other directors, until the next election of directors and until his successor is elected and qualified, or until his earlier resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors currently has two committees, the Audit Committee and the Compensation Committee. The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The current members of the Audit Committee are Messrs. Kelly and Laskowski. The Compensation Committee reviews and recommends the compensation arrangements for management of the Company and administers the Plan. The current members of the Compensation Committee are Messrs. Laskowski and Richardson.

DIRECTOR COMPENSATION

  Mr. Carey and Mr. Peterson annually receive $10,000 and $5,000, respectively, for serving as Chairman and Vice-Chairman of the Board of Directors as well as annual directors' fees of $2,000 (which amount is payable to each director). Members of the Board of Directors have received grants of stock options under the stock incentive plan described below. The Company reimburses directors for out-of-pocket travel expenditures relating to their service on the Board of Directors.

EXECUTIVE COMPENSATION

  The following table shows, for the fiscal year ended December 31, 1997, compensation awarded or paid by the Company to its Chief Executive Officer (the highest compensated employee of the Company).

                          SUMMARY COMPENSATION TABLE

                                                   BONUS AND
                                                  OTHER ANNUAL     ALL OTHER
 NAME AND PRINCIPAL POSITION         YEAR SALARY  COMPENSATION  COMPENSATION(2)
 ---------------------------         ---- ------- ------------- ---------------
 William V. Carey................... 1997 $80,000       (1)           --
  Chairman, President, Chief
  Executive Officer and Chief
  Financial Officer(3)

--------

(1) During 1997, Carey Agri (i) provided Mr. Carey with the free use of an automobile valued at $35,000; (ii) paid approximately $4,000 for travel expenses; and (iii) provided an interest free loan of $24,000 which was used by Mr. Carey to remodel his home in Warsaw. This loan will be repaid in 1998. See "Certain Transactions."

(2) For options granted to Mr. Carey, which will be effective only upon the closing of the Offering, see "--Compensation Plans--Employment Agreements."

(3) Mr. Carey ceased being the Chief Financial Officer of the Company on January 1, 1998.

COMPENSATION PLANS

 Employment Agreements

  Mr. Carey, has entered into an employment contract with CEDC, which commences on the date of the completion of the Offering and ends three years thereafter. Mr. Carey will be paid an annual base salary at the rate of $140,000 per year, $76,000 payable by Carey Agri and $64,000 by CEDC. If Mr. Carey is not elected the Chairman of the Board of Directors in accordance with the Bylaws, his base salary paid by CEDC will be increased by $10,000. Mr. Carey's base salary is to be reviewed no less frequently than annually.

  Additionally, as partial consideration for the execution of the employment agreement, CEDC has granted to Mr. Carey options to purchase 25,000 shares of Common Stock, to be exercisable at the initial public offering price. Such options are granted under the Plan and will vest and become exercisable two years from the effective date of the employment agreement. For options granted Mr. Carey, because of his work on the board of directors of the Company and Carey Agri, see "--1997 Stock Incentive Plan."

  Mr. Carey may terminate his employment agreement only for "good reason," which includes CEDC's failure to perform its obligations under the agreement. CEDC may terminate the agreement for "cause" as defined, which includes Mr. Carey's willful refusal to follow written orders or willful engagement in conduct materially injurious to CEDC or continued failure to perform his required duties. If CEDC terminates the agreement for cause or Mr. Carey terminates it without good reason, Mr. Carey's salary and benefits will be paid only through the date of termination. If CEDC terminates the employment agreement other than for cause or if Mr. Carey terminates it for good reason, CEDC will pay Mr. Carey his salary and benefits through the date of termination in a single lump sum payment and other amounts or benefits at the time such amounts would have been due.

  Pursuant to the agreement, Mr. Carey has agreed that during the term of employment, and for a one-year period following a termination of employment, he will not compete with the Company. The ownership by Mr. Carey of less than five percent of the outstanding stock of any corporation listed on a national securities exchange conducting any competitive business shall not be viewed as competition.

  Jeffrey Peterson has entered into an employment contract with CEDC, which commences on the date of the completion of this Offering and ends two years thereafter. In the first year of his employment, Mr. Peterson will be paid $45,000 for serving as the Executive Vice President of CEDC and $48,000 for serving on the management board of Carey Agri. In the second year, Mr. Peterson will be paid $39,000 by CEDC and $36,000 by Carey Agri. CEDC may terminate this agreement, with or without cause, on three months' prior written notice; Mr. Peterson may terminate only for good reason. For options granted to Mr. Peterson as a member of the board of directors of CEDC and Carey Agri, see "--1997 Stock Incentive Plan."

  Robert Bohojlo has entered into an employment agreement with the Company which commenced on January 1, 1998 and ends three years thereafter. Mr. Bohojlo will be paid $43,000 annually for serving as Vice President and Chief Financial Officer of the Company. The Company also has agreed to pay an annual bonus of at least one-twelfth of his annual salary, on terms and conditions to be agreed. Mr. Bohojlo has entered into a separate contract with Carey Agri to serve as Chief Financial Officer of that company and will be paid $10,000 annually by Carey Agri.

  Additionally, as partial consideration for the execution of his employment agreement with the Company, the Company has granted to Mr. Bohojlo options to purchase 30,000 shares of the Common Stock, such options vesting and being exercisable as follows: (i) options for 5,000 shares to be exercisable at the initial public offering price and to become exercisable on January 1, 1999;
(ii) options
for 10,000 shares to be exercisable at the average trading price of the Common Stock for the last five trading days of 1998 and to become exercisable on January 1, 2000; and (iii) options for 15,000 shares to be exercisable at the average trading price of the Common Stock for the last five trading days of 1999 and to become exercisable on November 1, 2000. All such options have a term ending on December 31, 2000.

  Mr. Bohojlo's employment agreement may be terminated by CEDC for "cause" as defined, which includes Mr. Bohojlo's willful refusal to follow written orders or willful engagement in conduct materially injurious to CEDC or continued failure to perform his required duties or if his employment agreement with Carey Agri is terminated.

  Mr. Grossmann, a director of CEDC and Carey Agri, is paid $4,000 monthly for his service on Carey Agri's Board of Directors where he has responsibilities for assisting Carey Agri to establish supplier relationships for alcohol and nonalcohol products, such as cigars. For options granted to Mr. Grossmann for his past work in establishing supplier relationships in Bulgaria, see "--1997 Stock Incentive Plan."

 1997 Stock Incentive Plan

  CEDC's 1997 Stock Incentive Plan, as amended (the "Plan"), provides for the grant of incentive stock options within the meaning of Section 422 of the Code, non-qualified options, stock appreciation rights, restricted stock and restricted stock units to directors, executives and other employees of CEDC and any of its subsidiaries or of any service provider, as defined, whose participation in the Plan is determined to be in the best interest of the Company. The Plan authorizes the issuance of up to 750,000 shares of Common Stock (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction). The Board of Directors has the full power and authority to take all actions and to make all determinations required under the Plan, but has currently delegated that authority to its Compensation Committee, which has the authority to interpret the Plan and to prescribe, amend and rescind rules and regulations relating to the Plan. The Compensation Committee's interpretations of the Plan and its determinations pursuant to the Plan will be final and binding on all parties claiming an interest under the Plan. The Plan was adopted by the Board of Directors on November 27, 1997, which is the effective date of the Plan, and approved by CEDC's stockholders in December 1997. The term of the Plan is ten years from its effective date, and no grants may be made under the plan after that date.

  Automatic grants are made to outside directors of CEDC. The initial three outside members of the board of directors of CEDC were automatically awarded options to acquire 500 shares of the Common Stock at the initial public offering price when the Plan became effective. These options are immediately exercisable. Outside directors, including the initial outside directors of CEDC, shall also receive an option to acquire 500 shares upon their reelection to the Board of Directors.

  The option exercise price for incentive stock options granted under the Plan may not be less than 100% of the fair market value of the Common Stock on the date of grant of the option. Options may be exercised up to 10 years after grant, except as otherwise provided in the particular option agreement. Payment for shares purchased under the Plan shall be made in cash or cash equivalents. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of CEDC, however, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of an incentive stock option must not exceed five years.

  The Plan also authorizes the grant of stock appreciation rights whereby the grantee of a stock option may receive payment from CEDC of an amount equal to the excess of the fair market value of the shares of Common Stock subject to the option surrendered over the exercise price of such shares.

A particular award agreement may permit payment by CEDC either in shares of Common Stock, cash or a combination thereof.

  Options granted under the Plan are generally not transferable except that non-qualified options may, in certain circumstances, be transferred to family members of the grantee. If any optionee's employment with CEDC or a service provider terminates by reason of death, options will fully vest and may be exercised within 24 months after such death. If the optionee's employment terminates by reason of disability, options will continue to vest and shall be exercisable to the extent vested for a period of one year after the termination of employment. If the optionee's employment terminates for any other reason, options not vested will terminate and vested options held by such optionee will terminate 90 days after such termination.

  The Plan authorizes the grant also of restricted stock or restricted stock units, which are rights to receive shares of Common Stock in the future. Both the restricted stock and restricted stock units will be subject to restrictions and risk of forfeiture. Such restriction may include not only a period of time of further employment or service to CEDC or Carey Agri or a service provider but the satisfaction of individual or corporate performance objectives. Performance objectives may include, among others, the trading price of the shares of Common Stock, market share, sales, earnings per share and return on equity. Unless the particular award agreement states otherwise, the holders of restricted stock shall have the right to vote such shares of Common Stock and the right to receive any dividends declared and paid with respect to such stock, but the holders of restricted stock units shall have no such rights.

  If the grantee's employment with CEDC or Carey Agri or a service provider terminates by reason of death, all restricted stock and restricted stock units granted under the Plan shall fully vest. If the grantee's employment terminates by reason of disability, the grantee's restricted stock or restricted stock units shall continue to vest for a period of one year. If the grantee's employment is terminated for any other reason, the restricted stock or restricted stock units shall be forfeited.

  In the event of the dissolution or liquidation of the Company or upon a merger, consolidation or reorganization of the Company in which the Company is not the surviving entity, or upon a sale of substantially all of the assets of the Company or upon any transaction (including one in which the Company is the surviving entity) approved by the Board of Directors that results in any person or entity owning eighty percent or more of the combined voting power of all classes of securities of CEDC, outstanding restricted stock and restricted stock units shall vest and all options become immediately exercisable, within a stated period, unless provision is made in writing in connection with such transaction for the continuation of the Plan or the assumption or substitution of such options, restricted stock and restricted stock units.

  The Board of Directors may amend, suspend or terminate the Plan with respect to the shares of Common Stock as to which grants have not been made. However, CEDC's stockholders must approve any amendment that would cause the Plan not to comply with the Code.

  Stock options for 82,500 of the shares of the Common Stock have been granted in connection with the Offering. Options covering 500 shares were automatically granted to each of the three outside members of the Board of Directors. These options are immediately exercisable. Mr. Carey, Mr. Peterson and Mr. Grossmann received options covering 2,000, 1,000 and 500 shares, respectively. Additionally, as members of the board of management of Carey Agri, Messrs. Carey, Peterson and Grossmann received options covering 5,000, 2,000 and 500 shares, respectively. These options may be exercised one year after the completion of the Offering. In connection with his employment agreement, Mr. Carey was granted another option to purchase an additional 25,000 shares. These options may be exercised two years after the completion of the Offering. In connection with his employment agreement, Mr. Bohojlo was granted options covering 30,000 shares, exercisable over specified periods which end on December 31, 2000. See "--Employment Agreements" for a description of the terms of such options. In connection with his past efforts in assisting the Company, Mr. Grossmann was granted an option to purchase an additional 15,000 shares. Options covering 12,500 of those shares are immediately exercisable and options covering the other 2,500 shares are exercisable one year after the completion of the Offering. The exercise price of all options granted, except for options covering 25,000 shares granted to Mr. Bohojlo, is the initial public offering price.

                             CERTAIN TRANSACTIONS

  Carey Agri has a non-interest bearing advance receivable for $24,000 (denominated in Polish zloty without interest) from Mr. Carey at December 31, 1997. It expects to receive repayment of the amount advanced in 1998.

  Carey Agri has entered into a loan agreement for the principal amount of $205,000 with Amerbank, of which Mr. Laskowski, a director of CEDC, is a vice president and member of the management board. This loan is structured as a revolving line of credit to be used by Carey Agri for certain business purposes. The loan is guaranteed, in part, by Messrs. Carey and Peterson. The interest rate on such loan is LIBOR plus 3.5% and the maturity date is December 15, 1998. Installments of $17,000 are due monthly beginning January 15, 1998 with $18,000 due on December 15, 1998. Late payments are subject to a default interest rate of 25% per annum. Part of the proceeds of the Offering will be used to retire this debt. See "Use of Proceeds."

  Carey Agri has entered into a second loan agreement and two amendments thereto with Amerbank for the principal amount of $300,000. This secured loan is to be used to pay certain of the costs of this Offering which have accrued to date. The interest rate is LIBOR (1 month) plus 2.25% and the loan must be repaid by July 8, 1998. Late payments are subject to a default interest rate of 25% per annum. In connection with this loan, Carey Agri agreed to use Amerbank's Poznan branch for its business activities in Poznan and to transfer, as needed, the proceeds of this Offering into Poland through its Amerbank accounts.

  In the first quarter of 1998, Carey Agri entered into a third agreement for a short term loan from Amerbank in the principal amount of $725,000 at an interest rate equal to the LIBOR plus 2.7%. The loan is due in full on May 21, 1998.

  The Company distributes Sutter Home wines in Poland. Mr. Richardson, a director of CEDC, is Director of Sales and Marketing Europe of Sutter Home Winery, Inc. See "Business--Product Line--Wine." The total value of Sutter Home wines sold by the Company in 1995, 1996 and 1997 was $272,000, $566,000 and $786,000, respectively.

  During 1997 the Company wrote off a receivable from an inactive affiliated company of approximately $4,000.

  The Company has adopted a policy which requires (i) that any future loans or advances to officers, directors or stockholders beneficially owning five percent or more of the Common Stock must be for a bona fide business purpose and approved by a majority of the disinterested directors and (ii) that any future transaction with officers, directors or stockholders beneficially owning five percent or more of the Common Stock will be on terms no less favorable to the Company than could be obtained from third parties.

                          PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the outstanding Common Stock as of the date hereof, and as adjusted to reflect the Offering: (i) by each person who is known by CEDC to beneficially own more than 5% of the Common Stock; (ii) by each director and nominee for director of CEDC; (iii) by each of the executive officers of CEDC; and (iv) by all directors and executive officers of CEDC as a group. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


                                               PERCENTAGES OF SHARES BENEFICIALLY OWNED
  NAME AND ADDRESS OF           SHARES         --------------------------------------------------
    BENEFICIAL OWNER      BENEFICIALLY OWNED   BEFORE THE OFFERING           AFTER THE OFFERING
  -------------------     ------------------   --------------------          --------------------
William V. Carey(1).....      1,096,480               61.6%                         25.6%
 1602 Cottagewood Drive
 Brandon, FL 33511
William V. Carey Stock
 Trust(1)...............        503,740               28.3                          11.8
 1602 Cottagewood Drive
 Brandon, FL 33511
Jeffrey Peterson........        592,740               33.3                          13.8
 1707 Waldemere Street
 Sarasota, FL 34239
Estate of William O. Ca-
 rey(2).................         90,780                5.1                           2.0
 1602 Cottagewood Drive
 Brandon, FL 33511
Joseph S. Conti(3)......            --                 --                            --
 744 Metropolitan Avenue
 Staten Island, NY 10301
James T. Grossmann......            --                 --                            --
 805 S. Fairfax Street
 Alexandria, VA 22314
James B. Kelly..........            --                 --                            --
 7606 Hamilton Spring
  Road
 Bethesda, MD 20817
Jan W. Laskowski........            --                 --                            --
 115 ul. Marcinkowska
 00-102 Warsaw, Poland
Joe M. Richardson.......            --                 --                            --
 P.O. Box 22154
 Louisville, KY 40252
Robert Bohojlo..........            --                 --                            --
 25 ul. Fabryczna, m. 15
 00-446 Warsaw, Poland
All Directors and Offi-
 cers as a Group (Eight
 Persons)...............      1,689,220               94.9%                         39.5%

--------
(1) Includes 592,740 shares beneficially owned by Mr. Carey and 503,740 shares held in the name of the William V. Carey Stock Trust. Mr. Carey is the beneficiary of the shares of the Common Stock held in the William V. Carey Stock Trust, and he will become the sole owner of these shares and may terminate the trust on December 11, 2005. Mr. Carey administers the trust, which includes the power to vote the securities held and make any investment decisions, with one other trustee, Remy Hermida, 1707 West Reynolds Street, Plant City, Florida 33567. The trust instrument permits one trustee to delegate any and all power, duties or discretions to the other trustee, although this action has not been taken.

(2) Gertrude Carey, the mother of William V. Carey, is the sole personal representative of the Estate of William O. Carey and has sole voting and investment authority over the Common Stock in this estate.

(3) Joseph S. Conti will join the Company's Board of Directors immediately following the completion of the Offering. See "Management--Designated Directors."

                       DESCRIPTION OF CAPITAL STOCK

GENERAL

  CEDC's authorized capital stock consists of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. Prior to this Offering, there were 1,780,000 shares of Common Stock outstanding held of record by four stockholders and no shares of Preferred Stock outstanding.

  The following summary of certain provisions of the Common Stock, Preferred Stock and the Representatives' Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of CEDC's Certificate of Incorporation, Bylaws and the Warrant Agreement, and by the provisions of applicable law. A copy of the Certificate of Incorporation, Bylaws, and the form of Warrant Agreement are included as exhibits to the registration statement of which this Prospectus is a part.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. The Certificate of Incorporation does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors. The Certificate of Incorporation provides that whenever there is paid, or declared and set aside for payment to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement fund or other retirement payments, if any, to which such holders are entitled, then dividends may be paid on the Common Stock out of any assets legally available therefore, but only when and as declared by the Board of Directors. The Certificate of Incorporation also provides that in the event of any liquidation, dissolution or winding up of CEDC, after there is paid to, or set aside for the holders of any class of stock having preference over the Common Stock, the full amount to which such holders are entitled, then the holders of the Common Stock, shall be entitled, after payment or provision for payment of all debts and liabilities of CEDC, to receive the remaining assets of CEDC available for distribution, in cash or in kind. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, privileges, preferences and priorities of holders of Common Stock will be subject to the rights of the holders of any shares of any series of Preferred Stock that CEDC may issue in the future.

WARRANTS

  In connection with the Offering, the Company has agreed to sell to the Representatives, for nominal consideration, the Representatives' Warrants to purchase 250,000 shares of Common Stock (10% of the number of shares offered hereby). The Representatives' Warrants are exercisable, in whole or in part, at an exercise price of 120% of the public offering price set forth on the cover page of this Prospectus or through cashless exercise at any time during the four-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The warrant agreement pursuant to which the Representatives' Warrants will be issued (the "Warrant Agreement") will contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Representatives' Warrants should any one or more of certain specified events occur. The Representatives' Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representatives' Warrants.

PREFERRED STOCK

  The Certificate of Incorporation provides that the Board of Directors is authorized to issue Preferred Stock in series and to fix and state the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board of Directors without stockholder approval. Under the Certificate of Incorporation, each share of each series of Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of CEDC. There will be no shares of Preferred Stock outstanding upon completion of the Offering and CEDC has no present plan to issue shares of its Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

 Limitations of Director Liability

  Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b)(7) does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the fullest extent permitted by Section 102(b)(7). Specifically, directors of CEDC are not personally liable for monetary damages to the Company or its stockholders for breach of the director's fiduciary duty as a director, except for liability: (a) for any breach of the director's duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit.

 Indemnification

  To the maximum extent permitted by law, the Bylaws provide for mandatory indemnification of directors and officers of CEDC against any expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of CEDC. In addition, CEDC must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims. CEDC also maintains directors' and officers' liability insurance.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Certificate of Incorporation and the Bylaws contain, among other things, certain provisions described below that may reduce the likelihood of a change in the Board of Directors or voting control of CEDC without the consent of the Board of Directors. These provisions could have the effect of discouraging, delaying, or preventing tender offers or takeover attempts that some or a majority of the stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in a premium over the market price for the Common Stock.

 Filling Board Vacancies; Removal

  Any vacancy occurring in the Board of Directors, including any vacancy created by an increase in the number of directors, shall be filled by the vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office until such director's successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote for the election of directors.

 Stockholder Action by Unanimous Written Consent

  Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

 Call of Special Meetings

  Special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and shall be called by the President or the Secretary of CEDC at the request in writing of stockholders possessing at least 10% of the voting power of the issued and outstanding capital stock of CEDC entitled to vote generally in the election of directors. Such a request shall include a statement of the purpose or purposes of the proposed meeting.

 Bylaw Amendments

  The stockholders may amend the Bylaws by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of CEDC entitled to vote thereon. Directors also may amend the Bylaws by an affirmative vote of at least a majority of the directors then in office.

 Certificate of Incorporation Amendments

  Except as set forth in the Certificate of Incorporation or as otherwise specifically required by law, no amendment of any provision of the Certificate of Incorporation shall be made unless such amendment has been first proposed by the Board of Directors upon the affirmative vote of at least a majority of the directors then in office and thereafter approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of CEDC entitled to vote thereon; provided however, if such amendment is to the provisions in the Certificate of Incorporation relating to the authorized number of shares of Preferred Stock, board authority to issue Preferred Stock, number of directors, the limitation on directors' liability, amendment of Bylaws or consent of stockholder in lieu of meetings, such amendment must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon.

 Stockholder Nominations and Proposals

  With certain exceptions, the Bylaws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders must notify CEDC's secretary not less than 60 days, and not more than 90 days, before the date of the meeting.

 Certain Statutory Provisions

  Section 203 of the DGCL provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the DGCL (an "Interested Stockholder"), but less than 85% of such shares, may not engage in certain "Business Combinations" with such corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (a) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (b) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

  Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits. The Section 203 limits do not apply to any "Business Combination" between the Company and either Mr. Carey, Mr. Peterson, their "affiliates" or their estates.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 4,280,000 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). Of these shares, the 2,500,000 shares of Common Stock sold in the Offering will be freely transferable and tradable without restriction or further registration under the Securities Act except for any shares purchased by any "affiliate", as defined below, of the Company which will be subject to the resale limitations of Rule 144. All the remaining shares of Common Stock held by existing stockholders are "restricted" securities within the meaning of Rule 144 and may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from registration, including Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned shares for at least one year, including an "affiliate", is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of Common Stock or the average weekly trading volume in the shares of Common Stock during the four calendar weeks preceding the filing of the required notice of such sale. Sales under Rule 144 may also be subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of the Company during the three months preceding a sale, and who has beneficially owned shares within the definition of "restricted securities" under Rule 144 for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, notice requirements or public information requirements of Rule 144. Affiliates continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

  Commencing 90 days after completion of the Offering, 1,780,000 shares of Common Stock owned by the Company's directors, executive officers and existing stockholders are eligible for sale under Rule 144. Such persons have agreed that, for a 24-month period after the Closing of this Offering, without the prior written consent of Brean Murray, they will not offer, sell, contract to sell or otherwise dispose of shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock.

  The Company has reserved 750,000 shares of Common Stock for issuance upon the exercise of rights outstanding or to be granted pursuant to the Plan. As of the date hereof, options to purchase 82,500 shares of Common Stock under the Plan were outstanding and unexercised. See "Management--Compensation Plans--1997 Stock Incentive Plan."

  The Company also has reserved 250,000 shares of Common Stock for issuance upon the exercise of the Representatives' Warrants. See "Underwriting."

  No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of shares of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial numbers of shares of Common Stock, pursuant to a registration statement, Rule 144 or otherwise, or the perception that such sales may occur, could adversely affect the prevailing market price of the Common Stock.

                                 UNDERWRITING


  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Brean Murray & Co., Inc. ("Brean Murray") and Fine Equities, Inc. ("Fine Equities") are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      Brean Murray & Co., Inc. .......................................
      Fine Equities, Inc. ............................................
                                                                       ---------
          Total....................................................... 2,500,000
                                                                       =========

  Upon the terms and subject to the conditions of the Underwriting Agreement, the Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock set forth in the table above if any of the shares of Common Stock are purchased.

  The Underwriters propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to selected dealers at such public offering price less a concession not to
exceed $   per share. The Underwriters or such dealers may re-allow a
commission to certain other dealers not to exceed $   per share. After the
offering to the public, the offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. If the Underwriters exercise this option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the number of option shares proportionate to such Underwriter's initial commitment as indicated in the table above. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby.

  Prior to this Offering, there has been no public market for the Common Stock. The offering price of the Common Stock will be determined by negotiation between the Company and the Representatives and will not necessarily be related to the Company's asset value, net worth, results of operations or other established criteria of value. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the earnings and certain other financial operating information of the Company in recent periods, the future prospects of the Company and its industry in general, an assessment of the management of the Company, the Company's capital structure, the general conditions of the securities market at the time of the Offering and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can, however, be no assurance that the prices at which the Common Stock will sell in the public market after this Offering will not be lower than the price at which it is sold in the Offering by the Underwriters.

  The Company and all of its existing stockholders, directors and executive officers have agreed not to sell, issue, distribute or otherwise dispose of any shares of Common Stock for a period of 12 months and 24 months, respectively from the date of this Prospectus, subject to certain limited exceptions, without the prior written consent of Brean Murray.

  The Company has agreed to reimburse the Underwriters for $300,000 of the Underwriters' non-accountable out-of-pocket expenses (including fees of their counsel) in connection with the sale of the Common Stock offered hereby. The Company has also agreed to indemnify the Underwriters or contribute to losses arising out of certain liabilities that may be incurred in connection with the Offering, including liabilities that may arise under the Securities Act.

  In connection with the Offering, the Company has agreed to sell to the Representatives, for nominal consideration, the Representatives' Warrants to purchase 250,000 shares of Common Stock from the Company (10% of the number of shares offered hereby). The Representatives' Warrants are exercisable, in whole or in part, at an exercise price of 120% of the public offering price set forth on the cover page of this Prospectus or through cashless exercise at any time during the four-year period commencing one year after the date of the Prospectus. The warrant agreement pursuant to which the Representatives' Warrants will be issued will contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Representatives' Warrants should any one or more of certain specified events occur. The Representatives' Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representatives' Warrants.

  The Underwriting Agreement provides that, for five years following the date of this Prospectus, each of the Representatives may designate one person, reasonably acceptable to the Company, for election to the Board of Directors. In the event one or both of the Representatives chooses not to exercise this right, then a person may be designated by each Representative to attend all meetings of the Board of Directors for a period of five years; pursuant to this right, Fine Equities has selected Joseph S. Conti to serve as a director effective immediately following the completion of the Offering. See "'Management--Directors and Executive Officers." Brean Murray has not yet designated a person to serve as a member of the Board of Directors of the Company.

  The Underwriters have informed the Company that they do not intend to make sales to any accounts over which they exercise discretionary authority.

  In connection with the Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq NMS immediately prior to the commencement of sales in the Offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq NMS limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  In connection with the Offering, the Underwriters and selling group members, if any, may engage in stabilizing, syndicate short covering transactions, penalty bids or other transactions during the Offering that may stabilize, maintain or otherwise affect the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Stabilizing transactions are bids for and purchases of the Common Stock for the purpose of preventing or retarding a decline in the market price of the Common Stock to facilitate the Offering. Syndicate short covering transactions are bids to purchase and actual purchases of Common Stock on behalf of the Underwriters to provide them with enough Common Stock to deliver to those purchasing Common Stock in the Offering. A penalty bid is an arrangement that permits the Representatives to reclaim a selling concession when the Common Stock originally sold by the syndicate member is purchased in a syndicate covering transaction. Such stabilizing, syndicate short covering transactions, penalty bids and other transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock being offering hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C., and for the Underwriters by Baker & McKenzie, New York, New York. Certain matters of Polish law will be passed upon for the Company by Hogan & Hartson, Warsaw, Poland and for the Underwriters by Baker & McKenzie, Warsaw, Poland.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young Audit Sp. z o.o., Warsaw, Poland, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                  ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

  CEDC is organized under the laws of the State of Delaware. Although investors in the Common Stock will be able to effect service of process in the United States upon CEDC and may be able to effect service of process upon its directors, due to the fact that CEDC is primarily a holding company which holds stock in Carey Agri in Poland, substantially all of the assets of CEDC are located outside the United States. As a result, it may not be possible for investors to enforce against CEDC's assets judgment of United States courts predicated upon the civil liability provisions of United States laws.

  CEDC has been advised by its counsel, Hogan & Hartson L.L.P., that there is doubt as to the enforceability in Poland, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Poland.

                             AVAILABLE INFORMATION

  CEDC has filed with the SEC a Registration Statement on Form S-1 (herein, together with all amendments, exhibits and schedules thereto, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement.

  As a result of the Offering, CEDC will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file reports and other information with the SEC. CEDC intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants. The Registration Statement, including the exhibits and schedules thereto, and reports and other information filed by the Company with the SEC can be inspected without charge and copied, upon payment of prescribed rates, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and via the SEC's address on the World Wide Web at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Auditors........................................... F-2
Consolidated Balance Sheets at December 31, 1996 and 1997................ F-3
Consolidated Statements of Income for the years ended December 31, 1995,
 1996 and 1997........................................................... F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1995, 1996 and 1997.................................. F-6
Consolidated Statements of Cash Flows for the years ended December 31,
 1995, 1996 and 1997..................................................... F-7
Notes to Consolidated Financial Statements............................... F-8

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Central European Distribution Corporation

  We have audited the accompanying consolidated balance sheets of Central European Distribution Corporation as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central European Distribution Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ Ernst & Young Audit Sp. zo.o.

Warsaw, Poland

March 20, 1998,

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                          CONSOLIDATED BALANCE SHEETS

          AMOUNTS IN COLUMNS EXPRESSED IN THOUSANDS OF US DOLLARS

                                                      DECEMBER 31, DECEMBER 31,
                                                          1996         1997
                                                      ------------ ------------
                       ASSETS
Current Assets
  Cash...............................................      740         1,053
  Accounts receivable, net of allowance for doubtful
   accounts of $49,000 and $94,000, respectively.....    4,211         6,970
  Inventories........................................    1,660         3,280
  Prepaid expenses and other current assets..........      172           235
  Deferred income taxes..............................      106           103
                                                         -----        ------
    Total Current Assets.............................    6,889        11,641
Equipment, net.......................................      442           503
Deferred charges.....................................        4           386
                                                         -----        ------
  Total Assets.......................................    7,335        12,530
                                                         =====        ======


                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

          AMOUNTS IN COLUMNS EXPRESSED IN THOUSANDS OF US DOLLARS

                                                      DECEMBER 31, DECEMBER 31,
                                                          1996         1997
                                                      ------------ ------------
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Trade accounts payable.............................    5,140         9,790
  Bank loans and overdraft facilities................      856           925
  Income taxes payable...............................        6            36
  Taxes other than income taxes......................      720           763
  Other accrued liabilities..........................      132           286
  Current portion of long-term debt and capital lease
   obligations.......................................      152           349
                                                         -----        ------
    Total Current Liabilities........................    7,006        12,149
Long-term debt, less current maturities..............      205            35
Capital lease obligations, less current portion......       98            12
Stockholders' Equity
  Preferred Stock ($0.01 par value, 1,000,000 shares
   authorized; no shares issued and outstanding).....      --            --
  Common Stock ($0.01 par value, 20,000,000 shares
   authorized, 1,780,000 shares issued and outstand-
   ing)..............................................       18            18
  Additional paid-in-capital.........................       36            36
  Retained earnings (accumulated deficit)............      (28)          280
                                                         -----        ------
    Total Stockholders' Equity.......................       26           334
                                                         -----        ------
    Total Liabilities and Stockholders' Equity.......    7,335        12,530
                                                         =====        ======


                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

          AMOUNTS IN COLUMNS EXPRESSED IN THOUSANDS OF US DOLLARS
                            (EXCEPT PER SHARE DATA)

                                          YEAR ENDED   YEAR ENDED   YEAR ENDED
                                         DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                             1995         1996         1997
                                         ------------ ------------ ------------
Net sales...............................    16,017       23,942       40,189
Cost of goods sold......................    13,113       19,850       34,859
                                            ------       ------       ------
Gross profit............................     2,904        4,092        5,330
Sales, general and administrative
 expenses...............................     2,603        3,569        4,198
                                            ------       ------       ------
Operating income........................       301          523        1,132
Non-operating income (expense)
  Interest expense......................      (106)        (124)        (172)
  Realized and unrealized foreign
   currency transaction losses, net.....       (84)        (232)        (326)
  Other income, net.....................        84            6           15
                                            ------       ------       ------
Income before income taxes..............       195          173          649
Income tax expense......................      (120)        (111)        (341)
                                            ------       ------       ------
Net income..............................        75           62          308
                                            ======       ======       ======
Net income per common share, basic and
 dilutive...............................      0.04         0.03         0.17
                                            ======       ======       ======


                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

AMOUNTS IN COLUMNS EXPRESSED IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARES

                                                                    RETAINED
                                COMMON STOCK                        EARNINGS
                            -------------------- ADDITIONAL PAID- (ACCUMULATED
                            NO. OF SHARES AMOUNT    IN-CAPITAL      DEFICIT)
                            ------------- ------ ---------------- ------------
Balance at December 31,
 1994
 (Note 1)..................   1,780,000     18          36            (165)
Net income for 1995........         --     --          --               75
                              ---------    ---         ---            ----
Balance at December 31,
 1995......................   1,780,000     18          36             (90)
Net income for 1996........         --     --          --               62
                              ---------    ---         ---            ----
Balance at December 31
 1996......................   1,780,000     18          36             (28)
Net income for 1997........         --     --          --              308
                              ---------    ---         ---            ----
Balance at December 31,
 1997......................   1,780,000     18          36             280
                              =========    ===         ===            ====



                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

          AMOUNTS IN COLUMNS EXPRESSED IN THOUSANDS OF US DOLLARS

                                          YEAR ENDED   YEAR ENDED   YEAR ENDED
                                         DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                             1995         1996         1997
                                         ------------ ------------ ------------
Operating Activities
 Net income.............................        75           62          308
 Adjustments to reconcile net income to
  net cash (used in) provided by
  operating activities:
 Depreciation and amortization..........        36           67          168
 Deferred income taxes (benefit)........         6          (18)          (1)
 Gain on the disposal of equipment......        (5)          (7)          (3)
 Bad debt provision.....................        34           19           48
 Changes in operating assets and
  liabilities:
  Accounts receivable...................    (1,108)      (2,652)      (2,807)
  Inventories...........................      (480)        (612)      (1,620)
  Prepayments and other current
   assets...............................        14          (84)         (63)
  Trade accounts payable................       918        2,915        4,650
  Income and other taxes................        80          613           73
  Other accrued liabilities ............       349         (271)           0
                                            ------      -------      -------
   Net Cash (Used In) Provided by
    Operating Activities................       (81)          32          753
Investing Activities
 Purchases of equipment.................       (62)        (336)        (240)
 Proceeds from the disposal of
  equipment.............................        23          264           60
                                            ------      -------      -------
   Net Cash Used In Investing
    Activities..........................       (39)         (72)        (180)
Financing Activities
 Borrowings on overdraft facility.......     8,465       17,531       12,892
 Payment of overdraft facility..........    (8,210)     (17,747)     (12,608)
 Payment of capital lease obligations...       --           (62)        (183)
 Short-term borrowings..................       379          840          600
 Payment of short-term borrowings.......      (350)        (402)        (815)
 Long-term borrowings...................       200          205           87
 Payment of long-term borrowings........       (20)        (180)          (9)
 Costs paid in connection with planned
  public offering.......................       --           --          (224)
                                            ------      -------      -------
   Net Cash Provided by (Used In)
    Financing Activities................       464          185         (260)
                                            ------      -------      -------
Net Increase in Cash....................       344          145          313
Cash at beginning of period.............       251          595          740
                                            ------      -------      -------
Cash at end of period...................       595          740        1,053
                                            ======      =======      =======

                            See accompanying notes.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

  Central European Distribution Corporation (CEDC) was organized as a Delaware Corporation in September 1997 to operate as a holding company through its sole subsidiary, Carey Agri International Poland Sp. z o.o. (Carey Agri). CEDC and Carey Agri are referred to herein as the Company.

  CEDC's authorized capital stock consists of 20.0 million shares of common stock, $0.01 par value, and 1.0 million shares of preferred stock, also $0.01 par value. No shares of preferred stock have been issued and its terms and conditions will be established by the Board of Directors at a later date.

  In November 1997, CEDC issued 1,780,000 shares of its common stock to the former stockholders of Carey Agri in exchange for all the issued and outstanding shares of Carey Agri. This reorganization resulted in no changes in relative equity interests among the stockholders and no adjustments of the underlying net assets of Carey Agri. The new capital structure has been reported in a manner comparable to a pooling of interests in the accompanying consolidated financial statements. All share and per share data have been presented in accordance with the new capital structure.

  Carey Agri is a Polish limited liability company with headquarters in Warsaw, Poland. Carey Agri distributes alcoholic beverages throughout Poland and all activities are conducted within that country. It currently has branches in the following Polish cities: Warsaw, Krakow, Szczecin, Gdynia, Wroclaw, Torun, Siemianowice and Poznan. Pursuant to Polish statutory requirements, Carey Agri may pay an annual dividend, based on its audited Polish financial statements, to the extent of its retained earnings as defined. At December 31, 1997, approximately $335,000 was available for payment of dividends.

2. ACCOUNTING POLICIES

  The significant accounting policies and practices followed by the Company are as follows:

 Basis of Presentation

  Since CEDC had no operations prior to September 1997, the accompanying consolidated financial statements related to the period to this date reflect the activities of Carey Agri only.

  Carey Agri maintains its books of account and prepares its financial statements in Polish zloties (PLN) in accordance with Polish statutory requirements and the Accounting Act of 29 September 1994. The exchange rate was approximately 3.5 PLN per USD at December 31, 1997.

  The accompanying consolidated financial statements include adjustments, translations, and reclassifications, which are appropriate to present the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP).

 Foreign Currency Translation and Transactions

  As stated above, Carey Agri maintains its books of account in Polish zloties. The accompanying consolidated financial statements have been prepared in US Dollars. Transactions and balances not already measured in US Dollars (primarily Polish zloties) have been remeasured into US Dollars in accordance with the relevant provisions of US Financial Accounting Standard (FAS) No. 52 "Foreign Currency Translation" as applied to entities in highly inflationary economies.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

  Under FAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US Dollars are credited or charged to operations.

  Effective January 1, 1998, the Company will no longer consider Poland to be a hyper-inflationary economy. Therefore, the Company will cease accounting for its Polish activities using provisions applicable to hyper-inflationary economies on January 1, 1998. See the discussion below regarding the effect of this change on comprehensive income.

 Equipment

  Equipment is stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method over the following useful lives:

                  TYPE                               DEPRECIATION LIFE IN YEARS
                  ----                               --------------------------
   Transportation Equipment.........................               6
   Beer Dispensing and Other Equipment..............            2-10

  Equipment under capital lease is depreciated over the shorter of the useful life or the lease term.

 Revenue Recognition

  Revenue is recognized when goods are shipped to customers.

 Advertising and Promotion Costs

  Advertising and promotion costs are expensed as incurred. Advertising and promotion expense not reimbursed by suppliers was approximately $120,000, $280,000 and $85,000 in 1995, 1996 and 1997, respectively.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes customs duty and transportation costs. Inventories are comprised primarily of beer, wine, and spirits.

 Estimates

  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements.

 Income Taxes

  The Company computes and records income taxes in accordance with FAS No.
109.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


 Effect of New Accounting Standards Not Yet Adopted

  In June 1997, the Financial Accounting Standards Board (FASB) issued its Statement No. 130, "Reporting Comprehensive Income." This standard will be effective for the Company in the three months ending March 31, 1998, and it requires the disclosure of comprehensive income which is defined as all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive income will include net income adjusted by, among other items, foreign currency translation adjustments. As disclosed in this Note 2, the Company remeasures transactions and results of its Polish subsidiary in accordance with FAS No. 52 as applied to entities in highly inflationary economies. Therefore, exchange gains and losses arising from remeasurement of these monetary assets and liabilities are credited or charged to net income. However, in 1998 since Poland will not be considered a highly inflationary economy, these remeasurements will be recorded as a separate component of equity and, under FAS No. 130, included as part of comprehensive income.

  In June 1997, the FASB issued its Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The standard will be effective for the Company in the year ending December 31, 1998, and it requires, among other provisions, that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company does not expect the adoption of FAS No. 131 to have a material impact on the disclosures contained in its financial statements.

 Net Income Per Common Share

  Net income per common share is calculated under the provisions of FAS No. 128, "Earnings per Share". The average number of shares outstanding was 1,780,000 during each of the periods. The stock options and warrants discussed in Note 11 were not included in the computation of diluted earnings per common share as the Company believes the exercise price would be greater than or equal to the average market price of the common shares and, therefore, the effect would be antidilutive.

3. EQUIPMENT

  Equipment, presented net of accumulated depreciation in the balance sheets, consists of:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1996         1997
                                                       ------------ ------------
   Transportation Equipment...........................      174          259
   Beer Dispensing and Other Equipment................      433          523
                                                           ----         ----
                                                            607          782
   Less accumulated depreciation......................     (165)        (279)
                                                           ----         ----
   Equipment, net.....................................      442          503
                                                           ====         ====

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


4. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1996         1997
                                                       ------------ ------------
   Loan denominated in US Dollars.....................     205           205
   Loans denominated in Polish zloty..................     --             78
   Current portion of these loans.....................     --           (248)
                                                           ---          ----
   Long-term portion..................................     205            35
                                                           ===          ====

  The Company has a revolving credit line with a bank for $205,000 at December 31, 1996 and 1997. The line can be used for various purposes such as an overdraft facility, loan for letters of credit, or for loans for guarantees made by the Company. Currently, the loan is being used for working capital purposes with annual interest equal to the bank's dollar base rate (approximately 10% at December 31, 1996 and 1997). The loan is collateralized by a bill of exchange and personal guaranties by two officers and directors of the Company. Maturity was scheduled for March 15, 1997, but was extended through December 15, 1998 in accordance with an amendment dated October 14, 1997. The interest rate was changed to the bank's Amerbank LIBOR rate plus 3.5% (approximately 9.5% at December 31, 1997). Late payments are subject to a default interest rate of 25% per annum. Installments of $17,000 are due monthly beginning January 15, 1998 with $18,000 due on December 15, 1998. Therefore, the entire $205,000 is due in 1998.

  The Company has seven loans which were used to purchase five cars, one truck and one fork-lift. The loans are denominated in Polish zloty and have an interest rate equal to WIBOR (Warsaw Inter-Bank Rate) plus 3% (29.1% at December 31, 1997). The loans are repayable in twenty-four equal monthly installments through late 1999. These loans are collateralized by blank bills of exchange, the equipment financed (net book value of $83,000 at December 31, 1997) and the assignment of an insurance policy on the equipment financed.

5. LEASE OBLIGATIONS

  Certain non-cancelable leases are classified as capital leases, and the leased assets are included as part of equipment. Other leases are classified as operating leases and are not capitalized. The depreciation for assets under capital leases is included in depreciation expense. Details of the capitalized leased assets are as follows:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1996         1997
                                                       ------------ ------------
   Transportation equipment...........................      88           121
   Beer dispensing equipment..........................     252           206
                                                           ---          ----
                                                           340           327
   Less accumulated depreciation......................     (60)         (168)
                                                           ---          ----
                                                           280           159
                                                           ===          ====

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

  At December 31, 1997, the future minimum lease payments under operating and capital leases are as follows:

                                                               OPERATING CAPITAL
                                                                LEASES   LEASES
                                                               --------- -------
   1998.......................................................    435      159
   1999.......................................................    131       14
   2000.......................................................     96      --
   2001.......................................................     62      --
                                                                  ---      ---
   Total......................................................    724      173
                                                                  ===
   Less amounts representing interest costs...................             (60)
                                                                           ---
   Net present value..........................................             113
   Current portion............................................             101
                                                                           ---
   Long-term portion..........................................              12
                                                                           ===

  Rent expense incurred under operating leases during 1995, 1996 and 1997 was as follows:

                                                                  1995 1996 1997
                                                                  ---- ---- ----
   Rent expense.................................................. 183  301  583
                                                                  ===  ===  ===

  Capitalized leases relate mainly to the leasing of transportation equipment and beer dispensing equipment. Each of these leases expire in 1998 or 1999. Under most of these leases, the Company may purchase the equipment at the end of the lease terms at a price below the expected market value. New capital leases caused non-cash additions to equipment of $28,000, $312,000 and $46,000 in the years ended December 31, 1995, 1996 and 1997, respectively. These are not reflected in the Consolidated Statements of Cash Flows.

  Operating leases relate mainly to the leasing of the customs warehouse and the consolidation warehouse in Warsaw, the seven regional offices and warehouses, and the retail shop in Warsaw. Monthly rentals range from approximately $570 to $11,000 per month. The customs and consolidation warehouses' leases expire in September 2001. Six of the regional office and warehouse leases can be terminated by either party with two or three months prior notice. The seventh regional office and warehouse lease expires in December 1998. The retail shop lease has no stated expiration date, but can be terminated by either party with three months prior notice. The lessor has waived this right to terminate the agreement until August 2000 providing the Company performs its obligations under the lease.

6. SHORT-TERM BANK LOANS AND OVERDRAFT FACILITIES

  The Company has an overdraft facility (in Polish zloty, shown in approximate USD equivalent) with a bank (other than the bank referred to in note 4) for $285,000. At December 31, 1996 and 1997 the Company used $16,000 and $0, respectively, of this amount. Interest is equal to PLN WIBOR plus 3.5% (24% and 29.6% at December 31, 1996 and 1997, respectively). The loan matured on July 14, 1997 and was extended through July 29, 1998. The loan is collateralized by a blank bill of exchange, the assignment of receivables from seven of the Company's largest customers (carrying value of $590,000 at December 31, 1997), and a pledge on inventory of $350,000.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

  The Company has two other USD short-term loans with this bank for $350,000 and $240,000 at December 31, 1996 and $350,000 and $0 at December 31, 1997.
Interest on each is at LIBOR (1 month) plus 2.75% (8.3% and 8.75% at December 31, 1996 and 1997, respectively). Late payments are subject to a default interest rate 1.5 times the nominal rate of interest. The loans are collateralized by a blank bill of exchange, pledge on inventory of PLN 1,000,000, the assignment of receivables from seven of the Company's largest customers (carrying value of $590,000 at December 31, 1997) and the assignment of an insurance policy on inventory. The $350,000 loan was due on July 29, 1997 but was extended through July 30, 1998. The $240,000 loan was fully paid by June 1997.

  The Company has short-term USD loans with another bank for $250,000 and $175,000 at December 31, 1996 and 1997, respectively. Interest on the loans is at LIBOR plus 1.5% (7.0% and 7.3% at December 31, 1996 and 1997, respectively). The loan outstanding at December 31, 1996 was paid in March 1997. The loan outstanding at December 31, 1997 was paid in January 1998.

  On October 7, 1997 the Company signed with a bank (the same bank discussed in Note 10) an agreement for a U.S. Dollar revolving credit line of $200,000. The line is to be used to finance the costs of the planned initial public offering. The loan is to be paid back in full using the proceeds from the planned initial public offering by July 8, 1998. The credit line is collateralized by a blank bill of exchange, a pledge on inventory of PLN 700,000, and the assignment of an insurance policy on inventory. Interest on the loan is at LIBOR (1 month) plus 2.25% (8.25% at December 31, 1997). The amount of borrowings pursuant to the agreement was increased to $300,000 in December 1997. Late payments are subject to a default rate of 25% per annum.

  On October 27, 1997 the Company signed an agreement with another bank for a short-term loan of $100,000. The proceeds of the loan were used to purchase Bulgarian wine. The annual interest rate equals LIBOR (1 month) plus 2.75% (8.75% at December 31, 1997). The loan is collaterized by a blank bill of exchange. The entire debt was paid in the first quarter of 1998.

  The Company's borrowing arrangements (including long-term debt described in Note 4) contain various financial and nonfinancial covenants and restrictions which the Company has complied with or have been waived by the lenders.

  Total interest paid in 1995, 1996 and 1997 is substantially equal to interest expense.

  The weighted average interest rate for short-term bank loans and overdraft facilities outstanding was 7.91% and 8.31% for U.S. Dollar denominated debt at December 31, 1996 and 1997, respectively, and 24.0% for Polish zloty denominated debt at December 31, 1996. There were no Polish zloty, short- term loan and overdraft facilities outstanding at December 31, 1997.

7. DEFERRED CHARGES

  Costs incurred in connection with a planned public offering, totaling $378,000, are included in deferred charges in the December 31, 1997 balance sheet. The accrued portion of $154,000 at December 31, 1997 is not reflected in the Consolidated Statements of Cash Flows. If the offering is successful, this amount and other charges incurred subsequently will be charged to stockholders' equity. If the offering is not completed, this amount and other charges incurred subsequently will be charged to expense.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


8. FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES

 Financial Instruments With On-Balance Sheet Risk and Their Fair Values

  Financial instruments with on-balance sheet risk include cash, accounts receivable, certain other current assets, trade accounts payable, bank loans and overdraft facilities, long-term debt, and other payables. These financial instruments are shown separately in the consolidated balance sheets and their carrying values approximate their fair values. This is because all of these financial instruments have short maturity periods or carry interest at rates which approximate current market rates.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable from Polish companies. The Company restricts temporary cash investments to financial institutions with high credit standing. Credit is given to customers only after a thorough review of their credit worthiness. The Company does not normally require collateral with respect to credit sales. As of December 31, 1996 and 1997, the Company had no significant concentrations of credit risk. The Company has not experienced large credit losses in the past.

 Inflation and Currency Risk

  Since the fall of Communist rule in 1989, Poland has experienced high levels of inflation and significant fluctuations in the exchange rate for the zloty. The Polish government has adopted policies that slowed the annual rate of inflation from approximately 250% in 1990 to approximately 18% in 1996 and 14% in 1997. In addition, the exchange rate for the zloty has stabilized and the rate of devaluation of the zloty has decreased since 1991. However, inflation and currency exchange fluctuations have had, and may continue to have, an adverse effect on the financial condition and results of operations of the Company.

  A significant portion of the Company's debt obligations and operating expenses are, and are expected to continue to be, denominated in or indexed to U.S. Dollars or other non-Polish currency. By contrast, substantially all of the Company's revenue is denominated in zloty. Any devaluation of the zloty against the U.S. Dollar or other currencies that the Company is unable to offset through price adjustments will require the Company to use a larger portion of its revenue to service its non-zloty denominated obligations. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, it is unlikely that the Company will be able to obtain hedging arrangements on commercially satisfactory terms. Accordingly, shifts in currency exchange rates may have an adverse effect on the ability of the Company to service its non-zloty denominated obligations and, thus, on the Company's financial condition and results of operations.

 Supply contracts
  The Company has various agreements covering its sources of supply which, in some cases, may be terminated by either party on relatively short notice. Thus there is a risk that a significant portion of the Company's supply of products could be curtailed at any time.

 Contingent liabilities
  The Company is involved in litigation and has claims against it for matters arising in the ordinary course of business. In the opinion of management, the outcome will not have a material adverse effect on the Company.

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

             AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


9. INCOME TAXES

  Income tax expense consists of the following:

                                         YEAR ENDED   YEAR ENDED   YEAR ENDED
                                        DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                            1995         1996         1997
                                        ------------ ------------ ------------
   Current Polish income tax expense...     114          129          342
   Deferred Polish income tax (credit)
    expense, net.......................       6          (18)          (1)
                                            ---          ---          ---
     Total income tax expense..........     120          111          341
                                            ===          ===          ===

  Total Polish income tax payments (or amounts used as settlements against other statutory liabilities) during 1995, 1996 and 1997 were $112,000, $130,000 and $295,000 respectively.

  Total income tax expense varies from expected income tax expense computed at Polish statutory rates (40% in 1995 and 1996 and 38% in 1997) as follows:

                                          YEAR ENDED   YEAR ENDED   YEAR ENDED
                                         DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                             1995         1996         1997
                                         ------------ ------------ ------------
   Tax at Polish statutory rate........       78           69          247
   Bad debt expense not expected to be
    tax deductible.....................        6            4           15
   Effect of foreign currency exchange
    rate change on net deferred tax as-
    sets...............................        3           13           23
   Permanent differences:
     Interest on overdue taxes.........        2            5            8
     Non-deductible social taxes.......        5            7           11
     Non-deductible depreciation.......        3            4            7
     Non-deductible interest paid......       13          --           --
     Other non-deductible
      expenses.........................       10            9           30
                                             ---          ---          ---
   Income tax expense..................      120          111          341
                                             ===          ===          ===

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS


  Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                      DECEMBER 31, DECEMBER 31,
                                                          1996         1997
                                                      ------------ ------------
   Deferred tax liabilities:
     Depreciation and other fixed asset basis
      differences...................................       33          --
     Prepaid expenses...............................        7          --
                                                          ---          ---
   Total deferred tax liabilities...................       40          --
   Deferred tax assets:
     Allowance for doubtful accounts receivable.....       19           23
     Depreciation and other fixed asset basis
      differences...................................      --             8
     Unrealized foreign exchange losses.............       31           53
     Accrued expenses and deferred income...........       50           27
     Capital lease obligations......................       69           23
     CEDC operating loss carryforward benefit.......      --            10
                                                          ---          ---
   Total deferred tax assets........................      169          144
   Less valuation allowance.........................      (19)         (33)
                                                          ---          ---
   Deferred tax assets, net of valuation allowance..      150          111
                                                          ---          ---
   Net deferred tax asset...........................      110          111
                                                          ===          ===
   Shown as:
     Current deferred tax asset.....................      106          103
     Long-term deferred tax asset (included in
      deferred charges).............................        4            8
                                                          ---          ---
                                                          110          111
                                                          ===          ===

  Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expected future taxable income and expected reversals of the various net deductible temporary differences.

  Management intends that the undistributed earnings from the Polish subsidiary of $335,000 will be permanently reinvested. Therefore, no deferred taxes have been created for these earnings. If the earnings were distributed in the form of a dividend or otherwise, a portion would be subject to both U.S. income taxes and Polish withholding taxes, less an adjustment for foreign tax credits. The Company estimates the deferred tax liability to be approximately $20,000 based on the undistributed earnings of Carey Agri at December 31, 1997. This amount would, in part, be available to reduce some portion of U.S. tax liability from foreign source income. Determination of the actual amount of U.S. income tax liability that would be incurred is complex and subject to various factors existing at the time of any distribution of foreign earnings to CEDC.

  The corporate income tax rates in Poland were changed effective January 1, 1997 from 40% in 1995 and 1996 to 38% in 1997, 36% in 1998, 34% in 1999, and
32% in 2000.

  Carey Agri's tax liabilities (including corporate income tax, Value Added Tax, social security, and other taxes) may be subject to examinations by Polish tax authorities for up to five years from the end of the year the tax is payable. CEDC's US federal income tax returns will also be subject to examination by US tax authorities. Because the application of tax laws and regulations to many types

                   CENTRAL EUROPEAN DISTRIBUTION CORPORATION

            AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

of transactions is susceptible to varying interpretations, amounts reported in the financial statements could be changed at a later date upon final determination by the tax authorities.

10. RELATED PARTY TRANSACTIONS

 Loan to Officer

  The Company has an advance receivable (denominated in PLN without interest) from its President which has a balance at December 31, 1997 of $24,000.

 Bank Borrowing

  A director of CEDC is a vice president and member of the management board of the bank from which the Company has borrowings of $505,000 at December 31, 1997 (Notes 4, 6 and 12).

 Supplier of Wine

  A director of CEDC is a director of one of the Company's suppliers of wine. Purchases from this company amounted to approximately $185,000, $300,000 and $570,000 in 1995, 1996 and 1997, respectively.

 Receivable from Affiliate

  During 1997, the Company wrote off a receivable of approximately $4,000 from an affiliated company.

11. STOCK OPTION PLANS AND WARRANTS

  In October 1995, the United States Financial Accounting Standards Board issued FAS No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument plan. This statement gives entities a choice of recognizing related compensation expense by adopting the fair value method or to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25, the former standard. If APB No. 25 is elected, FAS No. 123 requires supplemental disclosure to show the effects of using the FAS No. 123 measurement criteria. The Company has elected to follow APB No. 25.

 Incentive Plan

  In November 1997, the CEDC 1997 Stock Incentive Plan ("Incentive Plan") was created. This Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units to directors, executives, and other employees of CEDC and any of its subsidiaries or of any service provider. The Incentive Plan authorizes the issuance of up to 400,000 shares of Common Stock (subject to anti-dilution adjustments in the event of a stock split, recapitalization, or similar transaction). The compensation committee of the board of directors will administer the Incentive Plan. The Company has reserved 400,000 shares for future issuance in relation to the Incentive Plan. The Company plans to increase the number of shares the Incentive Plan is authorized to issue, and the reserved shares for future issuance, to 750,000 in May 1998.

  The option exercise price for incentive stock options granted under the Incentive Plan may not be less than 100% of the fair market value of the Common Stock on the date of grant of the option. Options may be exercised up to 10 years after grant, except as otherwise provided in the particular

                CENTRAL EUROPEAN DISTRIBUTION CORPORATION

          AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

option agreement. Payment for shares purchased under the Incentive Plan shall be made in cash or cash equivalents. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of CEDC, however, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of an incentive stock option must not exceed five years.

  Options granted under the Incentive Plan are generally not transferable and may be exercised within a specific number of months, depending on the reason, after the termination of the optionee's employment.

  CEDC'S board of directors may amend the Incentive Plan with respect to common shares as to which grants have not been made. However, CEDC's stockholders must approve any amendments in certain situations.

  CEDC has granted stock options to its executive officers and members of the Board of Directors for 82,500 shares of Common Stock in connection with a planned public offering. If the public offering is not consummated, these options will be null and void. The exercise price for 57,500 of these options is the initial public offering price. The exercise price of 10,000 options will be the average trading price of Common Stock for the last five trading days of 1998. The exercise price of 15,000 options will be the average trading price of Common Stock for the last five trading days of 1999.

  As indicated above, the Incentive Plan also authorizes the grant of stock appreciation rights, restricted stock, and restricted stock units. No such grants or awards have yet been made.

  Under APB 25, no expense has been recognized for options granted under the Incentive Plan as the exercise price is equal to the initial public offering price. For purposes of pro-forma information regarding net income and earnings per share as required by FAS No. 123, the Company has estimated the fair market value of the stock underlying these options to be approximately 50% of the planned public offering price due to various uncertainties as of the time of grant. This is less than the present value of the expected exercise price. Therefore, the fair value of the options granted in 1997 as of the grant date has been estimated to be minimal under the provisions of FAS No. 123.

 Warrants

  In connection with the planned public offering, the Company has agreed to sell to the Representatives or their designees (for a nominal consideration) warrants to purchase 250,000 shares of Common Stock from the Company. The warrants are exercisable at any time during a period of four years commencing one year from the date of this Prospectus. The exercise price of the warrants is 120% of the initial public offering price.

                CENTRAL EUROPEAN DISTRIBUTION CORPORATION

          AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF US DOLLARS

12. ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Changes in the allowance for doubtful accounts during each of the three years in the period ended December 31, 1997 were as follows;

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
Balance, beginning of year...........................      60       36       49
Provision for bad debts..............................      34       19       48
Charge-offs, net of recoveries.......................     (58)      (6)      (3)
                                                      -------  -------  -------
Balance, end of year.................................      36       49       94
                                                      =======  =======  =======

13. SUBSEQUENT EVENTS

 Long-Term Debt

  In the first quarter of 1998, the Company entered into an additional loan agreement. This loan was used to purchase two cars, two trucks and some warehouse equipment. The loan is denominated in PLN and equaled a USD equivalent of approximately $100,000. The loan is to be repaid in twenty-four equal installments through January 2000. The loan has an interest rate equal to WIBOR + 3% (29.5% in January 1998 ). This loan is collateralized by blank bills of exchange, the equipment financed, and the assignment of an insurance policy on the equipment financed.

 Short-Term Bank Loan

  In the first quarter of 1998, the Company entered into a short-term bank loan with the bank mentioned in Note 10 for $725,000 at an interest rate equal to LIBOR + 2.7% (8.45% in March 1998). The loan is due in full on May 21, 1998. These loans are collateralized by blank bills of exchange, the equipment financed and the assignment of an insurance policy on the equipment financed.

                                   LOGO

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses payable by the Company in connection with the distribution of the Common Stock hereunder, not including the Representatives' non-accountable expense allowance.

   SEC registration fee.............................................. $9,853.53
   NASD filing fee...................................................  3,357.23
   Nasdaq National Market System listing fee.........................        *
   Accounting fees and expenses......................................        *
   Legal fees and expenses...........................................        *
   Printing and engraving expenses...................................        *
   Transfer Agent fees and expenses..................................  3,500.00
   Miscellaneous expenses............................................        *
                                                                      ---------
     Total........................................................... $      *
                                                                      =========

--------

* To be furnished by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 145 of the Delaware General Corporation Law ("DGCL"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

  The Registrant's Certificate of Incorporation and Bylaws provide for the indemnification of directors and executive officers to the fullest extent permitted by the DGCL and authorize the indemnification by the Registrant of other officers, employees and other agents as set forth in the DGCL.

  The Underwriting Agreement provides for indemnification by the Underwriters of the directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

  Upon completion of the Offering, officers and directors of the Registrant will be covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against losses and liabilities arising from any alleged "wrongful act" including any alleged error or misstatement or misleading statement, or wrongful act or omission or neglect or breach of duty.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  All the holders of shares of common stock of Carey Agri International Poland Sp. z o.o ("Carey Agri") and the Registrant entered into a Contribution Agreement dated as of November 28, 1997 (the "Contribution Agreement"). Pursuant to the Contribution Agreement, all holders of shares of Carey Agri's common stock transferred all shares of common stock owned by them to the Registrant, receiving 1,780,000 shares of the Common Stock in return. All of these transfers were designed to qualify as a tax-free exchange under section 351 of the Internal Revenue Code of 1986, as amended. These transfers were made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  EXHIBIT
  NUMBER                            EXHIBIT DESCRIPTION
 ---------                          -------------------
      1    --Form of Underwriting Agreement.
  **2.1    --Contribution Agreement among Central European Distribution
             Corporation and William V. Carey, William V. Carey Stock Trust,
             Estate of William O. Carey and Jeffrey Peterson dated November 28,
             1997.
  **3.1    --Certificate of Incorporation.
  **3.2    --Bylaws.
  **4.1    --Form of Common Stock Certificate.
    4.2    --Form of Warrant Agreement and attached form of Representatives'
             Warrant.
     *5    --Opinion of Hogan & Hartson L.L.P.
 **10.1    --1997 Stock Incentive Plan.
  *10.1(a) --Amendment to 1997 Stock Incentive Plan
 **10.2    --Distribution contract between Carey Agri and Guinness Brewing
             Worldwide Ltd. dated July 31, 1997.
 **10.3    --Distribution contract between Carey Agri and Pilsner Urquell dated
             December 13, 1996.
 **10.4    --Distribution contract between Carey Agri and United Distillers
             Finlandia Group Sp. z o.o dated January 1, 1995.
 **10.5    --Form of distribution contract with Polmos vodka producers.
 **10.6    --Distribution contract with UDV Poland Sp. z o.o. dated July 3,
             1997.
   10.6(a) --Amendment, undated, to the distribution contract with UDV Poland
             Sp. z o.o dated July 3, 1997.
   10.7    --Distribution contract between Carey Agri and Guinness Brewing
             Worldwide Ltd. dated November 17, 1997.
   10.8    --Contract with Vinexport Trading Company Ltd. dated December 31,
             1997.
 **10.9    --Employment agreement with William V. Carey.
 **10.10   --Employment agreement with Jeffrey Peterson.
   10.11   --Employment agreement between Robert Bohojlo and the Company.
   10.12   --Employment agreement between Robert Bohojlo and Carey Agri.
   **21    --Subsidiaries of the Registrant.
   23.1    --Consent of Ernst & Young Audit Sp. z o.o.
  *23.2    --Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).
   23.3    --Consent of Joseph S. Conti.
   **24    --Power of Attorney (included on the signature page in Part II of this Registration Statement).
     27    --Financial Data Schedule.

--------
 * To be filed by amendment.

** Previously filed.

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby further undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time the Commission declared it effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in this Registration Statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ALEXANDRIA, COMMONWEALTH OF VIRGINIA, ON THIS 17TH DAY OF APRIL 1998.

                                          Central European
                                          Distribution Corporation


                                          By:    /s/ William V. Carey
                                              ---------------------------------
                                                     WILLIAM V. CAREY
                                               CHAIRMAN, PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS WILLIAM V. CAREY AND JEFFREY PETERSON, JOINTLY AND SEVERALLY, EACH IN HIS OWN CAPACITY, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT, WITH FULL POWER OF SUBSTITUTION, FOR HIM AND HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS WITH FULL POWER AND AUTHORITY TO DO SO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT, OR THEIR SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT WAS SIGNED BY THE FOLLOWING PERSONS, IN THE CAPACITIES INDICATED BELOW, ON THIS 17TH DAY OF APRIL 1998.

              SIGNATURE                                TITLE

      /s/ William V. Carey             Chairman, President and Chief
-------------------------------------   Executive Officer (Principal
          WILLIAM V. CAREY              executive officer)


      /s/ Jeffrey Peterson             Vice Chairman and Executive Vice
-------------------------------------   President
          JEFFREY PETERSON


       /s/ Robert Bohojlo              Vice President and Chief Financial
-------------------------------------   Officer (Principal financial and
           ROBERT BOHOJLO               accounting officer)


     /s/ James T. Grossmann            Director
-------------------------------------
         JAMES T. GROSSMANN


       /s/ James B. Kelly              Director
-------------------------------------
           JAMES B. KELLY


      /s/ Jan W. Laskowski             Director
-------------------------------------
          JAN W. LASKOWSKI


     /s/ Joe M. Richardson             Director
-------------------------------------
         JOE M. RICHARDSON

                               EXHIBIT INDEX

  EXHIBIT
  NUMBER                            EXHIBIT DESCRIPTION
 ---------                          -------------------
      1    --Form of Underwriting Agreement.
  **2.1    --Contribution Agreement among Central European Distribution
             Corporation and William V. Carey, William V. Carey Stock Trust,
             Estate of William O. Carey and Jeffrey Peterson dated November 28,
             1997.
  **3.1    --Certificate of Incorporation.
  **3.2    --Bylaws.
  **4.1    --Form of Common Stock Certificate.
    4.2    --Form of Warrant Agreement and attached form of Representatives'
             Warrant.
     *5    --Opinion of Hogan & Hartson L.L.P.
 **10.1    --1997 Stock Incentive Plan.
  *10.1(a) --Amendment to 1997 Stock Incentive Plan
 **10.2    --Distribution contract between Carey Agri and Guinness Brewing
             Worldwide Ltd. dated July 31, 1997.
 **10.3    --Distribution contract between Carey Agri and Pilsner Urquell dated
             December 13, 1996.
 **10.4    --Distribution contract between Carey Agri and United Distillers
             Finlandia Group Sp. z o.o dated January 1, 1995.
 **10.5    --Form of distribution contract with Polmos vodka producers.
 **10.6    --Distribution contract with UDV Poland Sp. z o.o. dated July 3,
             1997.
   10.6(a) --Amendment, undated, to the distribution contract with UDV Poland
             Sp. z o.o dated July 3, 1997.
   10.7    --Distribution contract between Carey Agri and Guinness Brewing
             Worldwide Ltd. dated November 17, 1997.
   10.8    --Contract with Vinexport Trading Company Ltd. dated December 31,
             1997.
 **10.9    --Employment agreement with William V. Carey.
 **10.10   --Employment agreement with Jeffrey Peterson.
   10.11   --Employment agreement between Robert Bohojlo and the Company.
   10.12   --Employment agreement between Robert Bohojlo and Carey Agri.
   **21    --Subsidiaries of the Registrant.
   23.1    --Consent of Ernst & Young Audit Sp. z o.o.
  *23.2    --Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).
   23.3    --Consent of Joseph S. Conti.
   **24    --Power of Attorney (included on the signature page in Part II of this Registration Statement).
     27    --Financial Data Schedule.

--------
 * To be filed by amendment.

** Previously filed.